PAREXEL®



Annual Report 2004

FINANCIAL HIGHLIGHTS

in thousands except per share data	Fiscal year ended June 30 2004	2003	2002
Service revenue			
Clinical Research Services	$309,341	$312,847	$261,727
PAREXEL Consulting Group	$113,117	$100,813	$ 94,534
Medical Marketing Services	$ 88,785	$ 83,853	$ 75,213
Perceptive Informatics, Inc.	$ 35,973	$ 24,800	$ 19,987
Total service revenue	$547,216	$522,313	$451,461
Net income	$ 13,791	$ 10,662	$ 13,235
Diluted earnings per share	$ 0.51	$ 0.42	$ 0.52
Working capital	$145,408	$134,346	$138,020
Total assets	$502,996	$464,237	$407,161
Stockholders equity	$246,760	$227,100	$200,077


25
20
15
10
5
0
-5
-10
00
01
02
03
04

Operating Income
dollars in millions

2004: $24.6
2003: $20.6
2002: $20.5
2001: -$ 6.9
2000: $ 3.0


600
500
400
300
200
100
0
00
01
02
03
04

Service Revenue
dollars in millions

2004: $547.2
2003: $522.3
2002: $451.5
2001: $387.6
2000: $378.2

Fiscal year ended June 30, 2004


Europe
$276.1
(51%)
United States
$247.3
(45%)
Asia/Other
$23.8
(4%)

2004
Geographic Information


Clinical
Research
Services
(56%)
PAREXEL
Consulting
Group
(21%)
Perceptive
Informatics
(7%)
Medical
Marketing
Services
(16%)

2004
Segment Information



Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

TO OUR SHAREHOLDERS:

PAREXEL International ("The Company") is a leader in the growing worldwide bio/pharmaceutical services industry – this leadership emanates from our global operations and, when combined with our local knowledge of the key bio/pharmaceutical markets around the world, provides our clients with unparalleled experience, expertise, and global reach. Our worldwide operations, including 51 locations in 35 countries, give clients access to an established, proven network of services that spans the entire drug development process. We are committed to providing high quality services and innovative technologies to our clients in the pharmaceutical, biotechnology, and medical device industries, while continuing to grow and strengthen our organization and return value to our shareholders. We believe this strategy will ensure our short-term and long-term success, and continue to generate positive financial results.

2004 Financial Results

Turning our focus to the Fiscal Year 2004 financials, PAREXEL's consolidated service revenue was $547.2 million, an increase of 4.8% over revenue of $522.3 million in the prior year. Operating income for the fiscal year ended June 30, 2004 was $24.6 million, or 4.5% of consolidated service revenue, compared with $20.6 million, or 3.9% in the prior year. Net income for the fiscal year was $13.8 million or $0.51 per diluted share, compared with net income of $10.7 million or $0.42 per diluted share for the fiscal year ended June 30, 2003. On a proforma basis, excluding $11.6 million in restructuring and one-time charges, operating income for the year was $36.2 million, or 6.6% of consolidated service revenue, net income was $21.9 million, and earnings per diluted share were $0.82, an increase of 26% over Fiscal 2003.*

In the financial results for the March 2004 quarter, we recorded a charge related to closing some leased facilities, consolidating certain offices, reducing certain staff positions, and changes in assumptions regarding sublease payments for leased facilities abandoned in June 2001. Although this was a difficult decision, we felt it was necessary in order to achieve our longer-term goals. We are confident that the productivity gains we have attained over the past few years have enabled us to take these actions while maintaining the quality of our deliverables and the depth of our services, and believe that the changes will help us to compete more nimbly and profitably going forward.

One of the bright spots during the year was the performance of Perceptive Informatics™, which marked its fourth anniversary as a stand-alone business unit. Since inception, Perceptive has had a compound annual revenue growth rate of over 44%. Gross margin was very strong at 47.3% for the fiscal year, and Perceptive achieved "break-even" profitability status in the second quarter. We are expecting continued strong performance from Perceptive, as it becomes an increasingly significant contributor to PAREXEL's overall earnings.

We have also been active with our stock buyback program. We repurchased a total of 445,000 shares at a cost of approximately $8 million dollars over the course of the fiscal year. In early September 2004, the Board approved a new $20 million dollar stock repurchase program to replace the fully-utilized program originally authorized in 1999. We plan to continue to opportunistically purchase stock during Fiscal 2005 as the situation permits.

* Proforma net income and earnings per diluted share exclude the impacts of $11.6 million in restructuring and one-time charges, $0.4 million in special charges (recorded on the Other Income line), and an income tax provision of $3.9 million, for a total impact of $0.31 per diluted share.

Allocating our resources more efficiently

We continuously review our businesses to seek out potential efficiencies to be gained by streamlining our operations. During the past fiscal year, we enacted several corporate initiatives designed to enhance revenue growth and continue margin expansion. We advanced a company-wide initiative to implement process improvements and technology enhancements to produce operational efficiencies and cost savings throughout our worldwide operations. In Clinical Research Services (CRS), for example, we've been able to control direct and indirect labor costs by reducing time per task in clinical monitoring and data management. Additionally, our information technology has been enhanced by strategic investments in data management and in imaging and electronic data capture to drive down costs. Through our Perceptive Informatics subsidiary, we provide up-to-date technologies to help streamline clinical processes and improve outcomes.

We have also taken a hard look at each of our businesses with a view toward improving the attractiveness of our offerings to clients. For example, in the past, our various consulting services were organized and managed as stand-alone businesses within the PAREXEL Consulting Group, focusing on their respective areas of expertise. As the market for these services has evolved, we have identified synergies that exist between our management consulting and regulatory businesses. We have begun to market these consulting services to clients using a more integrated selling and delivery approach, providing a comprehensive range of drug development, process optimization, and organizational effectiveness services through one point of contact.

We believe this new approach will better capitalize on the growing need for bio/pharmaceutical consulting services, especially among the smaller, emerging companies, and will accelerate revenue and profit growth. PAREXEL Consulting provides comprehensive and broad knowledge to small and midsize pharmaceutical and biotech companies to assist them in planning their drug development programs and regulatory strategies, and in making marketing decisions such as product portfolio prioritization. In an era when our large pharmaceutical clients are under tremendous pressure to improve productivity, we provide expertise in the areas of process optimization, organizational effectiveness and regulatory compliance. PAREXEL Consulting evaluates existing processes and workflows and implements improvements that are focused on increasing R&D productivity. We have also been engaged by clients to assist them in the aftermath of complex merger and acquisition activities by standardizing procedures and identifying efficiencies.

A key component of PAREXEL's current and future success is a consistent focus on quality improvement. As an outgrowth of the quality initiative started several years ago, we established a Corporate Quality Office that drives the implementation of best-in-class quality practices throughout the Company. We have developed key quality metrics for each of our Strategic Business Units and Corporate administrative groups, and monitor these metrics on a regular basis. Moreover, we initiated standardized customer surveys across all of our businesses to measure customer satisfaction and identify areas for improvement. We expect these efforts to continue to have a positive impact on achieving high levels of customer satisfaction and consequently, on winning both new and repeat business.

Improving the leverage of our global footprint

In alignment with our strategy to continuously enhance the Company's global service offerings, PAREXEL entered into several alliances and completed an acquisition in Fiscal 2004. The acquisition of 3Clinical Research AG ("3C") in March expanded our Phase I/II operations in Berlin, Germany, and established a much stronger presence for PAREXEL in the growing field of "Proof-of-Concept" studies. The acquisition provides clients with access to additional volunteer and patient populations, and enables PAREXEL to more efficiently recruit and screen patients. Furthermore, 3C has experience in conducting cardiovascular, central nervous system, and infectious disease studies, further deepening our expertise in these key therapeutic categories.

PAREXEL also entered into an exclusive strategic alliance with Synchron Research Services Private Limited, an organization headquartered in Ahmedabad, India that provides a broad range of Phase I-IV clinical research and bioanalytical laboratory services. The collaboration with Synchron expands PAREXEL's global clinical research services into a region that may help expedite the drug development process for clients. This agreement complements our alliance with Apex International Clinical Research Co., Ltd., which has opened up new geographies to us, including Taiwan, Singapore, and Korea. We continue to be committed to providing clients with comprehensive drug development services in emerging markets.

Another major area of strategic focus this year has centered on more effectively and efficiently managing PAREXEL's global footprint. As part of this effort, we reviewed opportunities to reduce operating expenses by shifting work to lower cost locations. For example, we recently expanded our data entry operations in South Africa and developed new software applications in Russia. In addition, we are conducting more trials on behalf of our clients in Eastern and Central Europe, Asia, and Latin America, where we have a strong presence and where patients can often be recruited and enrolled in studies faster and at a lower cost than other locations, while at the same time maintaining high ethical, regulatory, and quality standards.

PAREXEL's future

I am excited about our prospects for Fiscal 2005. We have made significant productivity enhancements throughout our four Strategic Business Units, applying greater financial discipline and generating cost efficiencies to deliver improved financial results. We expect to continue to benefit from the healthy level of early stage clinical research activity through our global network of Phase I units and bioanalytical laboratories. As development spending begins to flow into late stage clinical research phases, we also expect to see increased demand for our Phase II-IV clinical research, medical marketing, and related services over the next several years. While we have improved our bottom-line performance during the past fiscal year, there is still more progress to be made. During Fiscal 2005, we are continuing our keen focus on revenue growth and margin improvement, and anticipate that we will achieve our stated 10% operating margin goal by the end of the new fiscal year. We expect that marked improvements in certain business units and geographies, the continued progress of Perceptive Informatics, the positive impact of ongoing productivity and quality programs, and better leverage from selling, general, and administrative spending will all contribute significantly to improved operating results.

When a company is as committed to excellence as PAREXEL is, exceptional people fill its ranks. This holds true not only in clinical research, but also in every discipline required in bio/pharmaceutical drug development. PAREXEL has over 4,800 experienced, skilled employees around the world who deliver clinical knowledge, impart our consulting expertise, and provide innovative marketing and technology solutions. We have invested a great deal of time and capital in our employees, through performance feedback, training, and succession planning. In addition, we have created special programs to identify and train employees to assume increased responsibility and leadership. I am proud of our commitment to career development and our employees' determination to deliver a full range of high quality bio/pharmaceutical products and services.

In closing, I would like to thank our shareholders for your continued confidence in our efforts. We continue to challenge ourselves to excel and remain passionate in our commitment to excellence in delivering world-class bio/pharmaceutical solutions. I believe that we have the talent and expertise, the focus and dedication, and the financial strength to ensure top- and bottom-line growth for years to come.

Sincerely,

Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer



Joseph H. von Rickenbach, *Chairman of the Board and CEO.* Carl A. Spalding, *President and COO.* James F. Winschel, Jr., *Senior Vice President and CFO*

GLOBAL CAPABILITIES, LOCAL INSIGHT

With over 20 years of international experience, PAREXEL continues to provide clients with global capabilities and local knowledge to expedite the bio/pharmaceutical route to market. Throughout our history, we have worked with a diverse range of clients spanning the globe. More than 50 percent of PAREXEL's revenue is generated outside the United States. We take pride in our continuing role in helping clients develop and launch some of the most important drugs and devices of our time, bringing hundreds of safe, new medical therapies to patients worldwide.

Conducting studies on a multinational basis offers sponsors the potential to achieve regulatory approval in different markets simultaneously, which helps to reduce development costs and accelerate time-to-market. The complexity of clinical trials regulatory requirements also means that greater numbers of suitable patients and investigators need to be recruited across a wide number of sites and countries. As the search for additional patients results in greater globalization of clinical trials, access to the global marketplace is increasingly vital for clients. *We recently demonstrated to several clients our ability to reduce the time to recruit sites and enroll patients by 1-3 months on average.*

As a result of scientific breakthroughs and an improved understanding of genetic causes of disease, companies are developing new therapies for previously untreated conditions. Consequently, a substantial number of new compounds and New Medicinal Entities have entered the drug development pipeline. These innovative breakthroughs often emanate from small start-up businesses, as well as from medium and large pharmaceutical companies. PAREXEL's ability and experience allow us to represent small biotechnology clients at critical meetings with venture capitalists as an extended member of the team or project manage complex studies for large pharmaceutical companies. By thoroughly understanding client requirements, we are able to recommend and perform services in an efficient and cost effective manner, regardless of size or therapeutic focus.

"We shopped a number of the large prestigious service organizations that are geared toward bio/pharmaceuticals and we chose PAREXEL because they really understand intimately the nature of our business. They helped us identify partners to do some of our pre-clinical studies, qualify labs, work with us in the pre-IND process, and represent us at our board meetings...that is how much of a team member our PAREXEL representative is."

STEVE KANE, President and Chief Executive Officer, Protalex

With our worldwide operations, including 51 locations in 35 countries, PAREXEL provides clients with access to an established, proven network of services that span the entire drug development and commercialization processes. We are able to offer rapid patient recruitment as well as regulatory and drug development expertise in critical markets such as Eastern and Central Europe, Asia, India, the Middle East, South Africa, and Latin America, as well as North America. In addition to access to patients, our global footprint enables us to have local knowledge of regulatory requirements and access to regulatory authorities in many regions and countries around the world, and the ability to translate those requirements into sound drug development strategies. PAREXEL's global reach helps place us at or near the top of the list when clients are seeking a committed partner to help run large global clinical programs. As a Preferred Provider, we are an experienced partner that clients can trust to help scale up development and post-approval activities more quickly. *In fact, two large pharmaceutical companies recently chose PAREXEL as a Preferred Provider. During the selection process, our global footprint and past performance were critical determinants, clearly differentiating us from our competitors.*


COSTS
ROI

WORLD-CLASS EXPERTISE

PAREXEL supported 8 of the Top 10 best selling prescription drugs.[1]

PAREXEL supported all of the Top 20 pharmaceutical companies and 8 of the Top 10 biotechnology companies.[2]

[1] - *Based on 2003 sales*
[2] - *Based on 2003 R&D spend*

ACCESS TO WORLDWIDE PATIENT POPULATIONS

Bio/pharmaceutical companies are under increasing pressure to develop, test, and market greater numbers of new drugs without costly delays. It is well documented that patient recruitment is the most common reason for delays in the development and commercialization of new drugs. Worldwide, more than 80% of clinical trials are delayed due to problematic patient recruitment and enrollment.[1]

At a time when speed to market is more important than ever, clients are evaluating emerging geographies as critical arenas in which to conduct clinical trials. PAREXEL contributes to expansive and speedy patient accrual through its infrastructure in Central and Eastern Europe (CEE) and Latin America, and through its alliances with well-respected Clinical Research Organizations in Southeast Asia and India, that adhere to internationally accepted clinical standards and regulatory requirements. *For a recent osteoarthritis development program, PAREXEL recommended to a client that a study be conducted in Romania where we enrolled 420 patients in six weeks at 24 sites. PAREXEL has a long track record in the Central and Eastern European region – a ten-year history of clinical activities, offering clients access to more than 145 clinical research associates, of which approximately 70% are physicians. In Argentina, we recruited the required number of patients for a women's health study within two months, exceeding the client's expectations.*

Another factor hampering patient enrollment in clinical trials is lack of public awareness. Very few patients are aware that they may be eligible to participate in clinical trials and only 30% of participants report that they first learned about a clinical trial from their healthcare provider.[2] PAREXEL's Medical Marketing business strives to maximize patient awareness, recruitment, and retention by developing customized, multi-faceted campaigns that reach targeted audiences quickly and effectively. We identify enrollment influences and develop a tailored "patient-centric" approach utilizing PAREXEL Medical Marketing's "move to action" communications. *PAREXEL developed and initiated a detailed patient recruitment strategy in 22 countries that resulted in completion of a recruitment plan 10 months ahead of the client's plans and expectations.*

An important tool in PAREXEL's patient recruitment tool kit is Perceptive's Interactive Voice Response System (IVRS), Perceptive Voice™, which is used to enroll and randomize patients in clinical trials. It can be accessed around the world through a toll-free number in a patient's native language – and is supported by a 24/7 multilingual call center. The system confirms enrollment, assigns a drug kit for each patient, and is able to manage trial drug inventory. Since the system knows how many patients have been enrolled at each site, and to which arm of the trial each patient has been assigned, it prevents drug waste and saves time and costs. *Perceptive Voice has been utilized in more than 200 studies involving over 85,000 patients in 52 countries and 46 languages.*

In early clinical drug development, reliable, and predictive "Proof-of-Concept" in patients is essential to ensure appropriate decisions regarding further development of compounds. Using PAREXEL's international Network of Clinical Pharmacology Research Units and Laboratories, we can help accelerate the recruitment of patients and provide enhanced capacity for a number of pharmacodynamic models in most therapeutic areas. In addition, seasonal disorders can be tested year-round using our presence in both the Northern and Southern hemispheres to accelerate drug development. *PAREXEL's established Network of Clinical Pharmacology Research Units and Laboratories provides global coverage on three continents in five countries: France, Germany, the United Kingdom, South Africa, and the United States.*

[1] - Source: R&D Directions, March 2004

[2] - Source: Institute of Medicine as reported by Center for Information & Study on Clinical Research Participation, www.ciscrp.org/information/facts.asp as accessed September 22, 2004



WORLD-CLASS PEOPLE

With over 4,800 dedicated employees around the globe, our people are our strength.

"PAREXEL's commitment to Boston Scientific's cardiovascular programs – particularly those conducted in Australia, Japan, and Taiwan – underscore its determination to assist patients in need by expediting safe and effective therapies to market."

JAMES R. TOBIN, President and Chief Executive Officer, Boston Scientific, Inc.

UNDERSTANDING REGULATORY ISSUES IN MAJOR GLOBAL BIO/PHARMACEUTICAL MARKETS

Success in bio/pharmaceutical development is more than a matter of therapeutic value. Even the best drug can falter if regulatory submissions are inadequate or if the drug encounters substantial delays during development. Regulations governing bio/pharmaceuticals continuously evolve; and frequent changes in regulations governing clinical trials, manufacturing, and marketing are not uncommon. Local knowledge of each country's regulatory requirements and close communication with respective regulatory authorities are essential to ensure awareness of and responsiveness to these changes.

Global changes in the regulatory environment, like the Common Technical Document (CTD) or the European Union Good Clinical Practices Directive, are driving the need for clients to seek expert opinions to assist them in working through today's complex regulatory issues. Partnering with an experienced company that understands the diverse regulatory, medical, and cultural issues in the countries where trials are to be initiated is an essential component for conducting successful global clinical trials.

PAREXEL's worldwide operations enable us to be a global service provider while at the same time retaining a local company presence for our clients in many geographies. We strive to keep abreast of the regulatory requirements in all major bio/pharmaceutical markets worldwide and translate these mandates into sound regulatory, drug development, marketing, and manufacturing strategies. We believe that no other company in our field exceeds the breadth of expertise that PAREXEL offers across geographies and the clinical development spectrum.

Our clients enjoy the convenience of one source of expertise in all disciplines relevant to drug development. We partner with clients to develop optimized organizational structures, as well as performance management systems – and our approach minimizes the impact of change on an organization. With so many new compounds entering development, clients must manage larger pipelines and make tough decisions regarding which products to pursue. Our consultants offer the ability to assess issues and/or challenges related to a compound in development, and offer strategic advice to configure an optimal development pathway. With PAREXEL Consulting's combination of global expertise and in-depth regional knowledge, we have maintained a high level of consistent standards with the foresight and flexibility to also address local differences.

We maintain a team of experienced consultants who previously worked for the Food and Drug Administration (FDA), the European Medicines Agency (EMEA), and other regulatory authorities. They have excellent professional relations with regulatory authorities around the world and offer high-level insight into regulations and regulatory trends. *PAREXEL, in collaboration with Datafarm, Inc., supported Maxim Pharmaceuticals in the November, 2003 submission of the world's first-ever International Conference of Harmonization (ICH) compliant electronic CTD (eCTD) to the EMEA via the Centralized Procedure.*

"The support provided by PAREXEL International was pivotal to enabling Maxim to achieve the landmark Ceplene eCTD submission to EMEA. PAREXEL's resources, strategic insight, and communication with EMEA were invaluable in enabling us to leverage our own resources and expertise in compilation and submission of the Ceplene eCTD."

RICHARD E. LOWENTHAL, Worldwide Head of Regulatory and Drug Safety, Maxim Pharmaceuticals Inc.

Our multilingual team helps clients develop regulatory strategies to shorten the development and approval cycle, achieve peak sales in the shortest time, and comply with regulatory requirements. *PAREXEL interacts with regulators from Washington, DC to London to Tokyo, and has a track record comprising hundreds of regulatory applications and audits in dozens of countries, including numerous New Drug Applications and over 200 international submissions.*



WORLD-CLASS TECHNOLOGIES

Perceptive Informatics™ possesses the ability to obtain images from around the world and transmit to a central facility for a uniform, standardized read-out conforming to FDA requirements for clinical end-points. With one of the leading imaging operations in the industry, Perceptive Informatics has conducted almost 200 studies at approximately 7,500 sites in 50 countries. These studies have included over 86,000 patients and over 300,000 imaging examinations.

ACCESS TO MARKETS WORLDWIDE

Post-approval Phase IV studies are among the fastest growing areas of clinical research. Increasingly, innovative products are requiring larger amounts of data for ongoing safety monitoring, assessment of potential new benefits as well as to provide additional knowledge about the drug's safety profile post-approval. Since only one compound out of every 13 discovered and placed in pre-clinical trials now reaches the market,[1] extending the life and enhancing the performance of existing drugs is a critical need for pharmaceutical and biotechnology companies. PAREXEL's experts in Phase IV and pharmacovigilance assist clients in the post-marketing phase to develop clinical data to help monitor and enhance the performance of their marketed drugs.

In addition, many companies develop expanded access programs (EAPs) providing patient access to drugs prior to final approval. Conducting an EAP – whether under an Investigational New Drug application or a compassionate use program – requires specialized knowledge, resources, and recruitment practices. PAREXEL's Peri-Approval Clinical Excellence (PACE™) team is able to recruit high-risk patient populations around the world who may benefit from early access to medically significant therapies, prior to the drug receiving formal regulatory approval.

PAREXEL offers a range of global launch services from the point a potential new drug enters the clinical phase through peak sales. Our staff combines scientific knowledge with marketing expertise to build a foundation of key opinion leader support for a successful product launch. We are in contact with opinion leaders around the world and can use our outstanding editorial staff to assist with placing peer-reviewed articles in major medical journals. We also develop and offer Continuing Medical Education (CME) accredited programs, and other scientific and educational programs to create awareness and understanding of new drugs. Furthermore, we understand, monitor, and anticipate changes in the reimbursement environment in major pharmaceutical markets. *By educating payers on a case-by-case patient basis, PAREXEL helped a large medical device client to successfully obtain reimbursement authorization for over 50% of their requests after only one year.*

Whether clients are managing a single study or hundreds of simultaneous trials, there are opportunities to decrease the time, cost, and risk associated with clinical trials by utilizing the best technologies available. Through our technology subsidiary, Perceptive Informatics, we offer opportunities to enhance productivity through improved trial management and the ability to accelerate decisions regarding drugs under development.

Clinical Trials Management Systems (CTMS) make critical trial data more accessible. Our market-leading system, IMPACT, provides real-time vision into most aspects of clinical trial activities and progress, providing clients with secure, remote access to project-related information and high quality investigator and patient recruitment data via the web, thus facilitating efficient management and communication for globally dispersed projects. The application enables globally located development teams to monitor trial progress, track supplies and costs, and enter monitoring data remotely. By delivering data in near real time, IMPACT allows decision-makers in dispersed geographic locations to identify and resolve problems quickly with a potential for significant time and cost savings. *With over 15,000 current worldwide end-users, IMPACT is today being used by half of the world's Top 20 pharmaceutical companies based on revenue.*

Begin with the end in mind. From pre-clinical program design to regulatory strategy development and reviewer-friendly submissions, to marketing programs to reach peak sales quickly, PAREXEL's experts provide knowledgeable advice and programs to expedite our clients' route to market. *During Fiscal Year 2004, PAREXEL Medical Marketing supported the pre- and post-launch marketing of over 70 products, presented data to over 100,000 delegates at international meetings and exhibitions, and published over 1,200 manuscripts, posters and abstracts.*

[1] - Source: Bain Drug Economics Model, In Vivo, Nov. 2003



WORLD-CLASS RESULTS

PAREXEL has helped over 800 clients develop and launch some of the most important drugs and medical devices of our time, bringing hundreds of new, effective medical therapies to patients worldwide.



WORLD-CLASS SERVICES

We help clients reduce the time and cost of bringing new products to market fast, and first.

Clinical Research - Offers the entire spectrum of clinical development services, from First-in-Man and Proof-of-Concept through Phase IV post-marketing and pharmacovigilance studies.

Consulting - Helps achieve optimized process, organizational, and manufacturing performance from discovery through commercial launch.

Medical Marketing - Creates successful launch programs accelerating market adoption and performance.

Perceptive Informatics, Inc. - Accelerates time-to-market through a unique combination of clinical, medical, and technology expertise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 0-27058

PAREXEL INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its Charter)

MASSACHUSETTS	**04-2776269**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

195 WEST STREET

WALTHAM, MASSACHUSETTS	**02451**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (781) 487-9900

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, $.01 par value per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 75 days. YES X NO __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES X NO__.

The aggregate market value of Common Stock held by nonaffiliates as of December 31, 2003 was approximately $283,814,414, based on the closing price of the registrant's Common Stock as reported on the NASDAQ National Market on December 31, 2003, the last business day of the registrant's most recently completed second fiscal quarter.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

As of August 31, 2004 there were 25,936,067 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on December 16, 2004 are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this report.

PAREXEL INTERNATIONAL CORPORATION

FORM 10-K ANNUAL REPORT

INDEX

PART I

This annual report on Form 10-K includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statements contained herein regarding the Company's strategy, future operations, financial position, future revenue, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looing statements. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot guarantee that they actually will achieve the plans, intentions or expectations expressed or implied in its forward-looking statements. There are a number of important factors that could cause actual results, levels of activity, performance or events to differ materially from those expressed or implied in the forward-looking statements the Company makes. These important factors include the Company's "critical accounting estimates" and the risk factors set forth below. Although the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if its estimates change, and readers should not rely on those forward-looking statements as representing the Company's views as of any date subsequent to the date of this annual report.

ITEM 1. BUSINESS

GENERAL

PAREXEL International Corporation ("PAREXEL" or the "Company") is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, interactive voice response systems ("IVRS"), clinical trial management systems ("CTMS"), web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company's services complement the research and development ("R&D") and marketing functions of pharmaceutical, biotechnology, and medical device companies. Through its clinical research and product launch services, PAREXEL seeks to help clients maximize the return on their significant investments in research and development by reducing the time, risk, and cost of clinical development and launch of new products. Outsourcing these types of services to PAREXEL provides clients with a variable cost alternative to the fixed costs associated with internal drug development. Clients no longer need to staff to peak periods and can benefit from PAREXEL's technical resource pool, broad therapeutic area expertise, global infrastructure designed to expedite parallel, multi-country clinical trials, and other advisory services focused on accelerating time-to-market. The Company's vision is to integrate and build critical mass in the complementary businesses of clinical research, medical marketing, drug development and process optimization consulting, and information technology products and integration services. The Company's goal is to provide significant benefits to sponsor clients from this strategy, namely, a faster and less expensive development and launch process, as well as a clinical development strategy that optimally supports the marketing strategy for the new medical products.

The Company is one of the largest bio/pharmaceutical services company in the world, based upon annual service revenue. Headquartered near Boston, Massachusetts, the Company manages 51 locations and has approximately 4,875 employees throughout 35 countries around the world. The Company has operations in the major health care markets around the world, including the United States ("U.S."), Canada, Japan, Germany, the United Kingdom ("U.K."), France, Italy, Spain, Sweden, Australia, South Africa, Argentina, Brazil, Chile, Israel, Norway, Belgium, The Netherlands, Denmark, Finland and Central and Eastern Europe including Russia, Poland, the Czech Republic, Lithuania, Hungary, Romania, and the Ukraine. During fiscal year 2004, PAREXEL derived 54.8% of its service revenue from its international operations.

Biostatistics and Programming - PAREXEL's biostatistics professionals assist clients with all phases of drug development, including biostatistical consulting, database design, data analysis and statistical reporting. These professionals develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings and other applicable displays of results according to an analysis plan. The CRS business unit biostatisticians may also represent clients during panel hearings at the FDA.

Report Writing - A description of the study conduct, along with the statistical analysis findings for data collected during the trial together with other clinical data are presented and summarized in a final report generated for inclusion in a regulatory document.

Medical Services - Throughout the course of a development program, PAREXEL's physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical research and to monitor patient safety, including medical supervision of clinical trials, medical monitoring of patient safety, review and reporting of adverse events, medical writing and strategy and product development.

Project Management - Throughout the entire spectrum of activities described above CRS provides project management services. These services entail providing overall leadership to the PAREXEL project team, acting as the main client liaison, project planning, managing progress against study goals and deliverables, budget management, progress and metrics reporting, and issue resolution. These project management services are offered on all types of trials – single-service, multi-service, or full-service.

PAREXEL CONSULTING GROUP

The PCG business unit offers a number of consulting and advisory services in support of product development, regulatory and marketing processes. This group brings together experts from relevant disciplines and focuses on designing meaningful solutions and helping clients make the best business decisions with respect to their product lifecycle strategies. This group also serves as a valuable resource for the Company's internal operations. PCG includes four business units, KMI/PAREXEL, Worldwide Regulatory Affairs ("WRA"), Clinical Pharmacology, and Barnett International ("Barnett"). Service revenue from the PCG business represented $113.1 million, or 20.7%, of consolidated service revenue in fiscal year 2004 $100.8 million, or 19.3%, in fiscal year 2003, and $94.5 million, or 20.9%, in fiscal year 2002.

- **KMI/PAREXEL**

KMI/PAREXEL offers manufacturing and information technology related services to the pharmaceutical, bio/pharmaceutical and medical device industries in the U.S and Europe. Employing an experienced team of former FDA investigators and experienced engineers, the Company uses its established methodologies and innovative information systems to assist clients in satisfying regulatory standards for manufacturing and quality systems processes throughout a product's lifecycle. KMI/PAREXEL has a staff of senior consultants with extensive experience and recognized expertise in good manufacturing practices ("GMP") and other FDA requirements. KMI/PAREXEL can evaluate clients' existing systems, help prepare for FDA inspections, conduct NDA integrity audits, and develop regulatory correctional action plans.

KMI/PAREXEL also has the resources and experience to test processes, laboratory systems, automated unit operations, utilities, distributed control systems, and IS/IT management systems for manufacturing, laboratory and clinical and research applications for compliance with regulatory standards.

- **WORLDWIDE REGULATORY AFFAIRS**

Before a drug or medical device can be launched in a particular country, it must be approved by the regulatory agency having jurisdiction in that country. WRA provides comprehensive regulatory product registration services for pharmaceutical and biotechnology products and medical devices in major jurisdictions in North America, Europe, and Japan. These services include regulatory strategy formulation, regulatory document preparation and review, clinical quality assurance audits, regulatory training for client personnel, and expert liaison with the FDA and other regulatory agencies.

WRA works closely with clients to devise regulatory strategies and comprehensive registration programs. The Company's regulatory affairs experts review existing published literature, evaluate the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain regulatory authority approvals in the most expeditious manner. Through these services, the Company helps its clients obtain regulatory approval for particular products or product lines in certain specific markets and participates fully in the product development process.

PART I

This annual report on Form 10-K includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statements contained herein regarding the Company's strategy, future operations, financial position, future revenue, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looing statements. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot guarantee that they actually will achieve the plans, intentions or expectations expressed or implied in its forward-looking statements. There are a number of important factors that could cause actual results, levels of activity, performance or events to differ materially from those expressed or implied in the forward-looking statements the Company makes. These important factors include the Company's "critical accounting estimates" and the risk factors set forth below. Although the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if its estimates change, and readers should not rely on those forward-looking statements as representing the Company's views as of any date subsequent to the date of this annual report.

ITEM 1. BUSINESS

GENERAL

PAREXEL International Corporation ("PAREXEL" or the "Company") is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, interactive voice response systems ("IVRS"), clinical trial management systems ("CTMS"), web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company's services complement the research and development ("R&D") and marketing functions of pharmaceutical, biotechnology, and medical device companies. Through its clinical research and product launch services, PAREXEL seeks to help clients maximize the return on their significant investments in research and development by reducing the time, risk, and cost of clinical development and launch of new products. Outsourcing these types of services to PAREXEL provides clients with a variable cost alternative to the fixed costs associated with internal drug development. Clients no longer need to staff to peak periods and can benefit from PAREXEL's technical resource pool, broad therapeutic area expertise, global infrastructure designed to expedite parallel, multi-country clinical trials, and other advisory services focused on accelerating time-to-market. The Company's vision is to integrate and build critical mass in the complementary businesses of clinical research, medical marketing, drug development and process optimization consulting, and information technology products and integration services. The Company's goal is to provide significant benefits to sponsor clients from this strategy, namely, a faster and less expensive development and launch process, as well as a clinical development strategy that optimally supports the marketing strategy for the new medical products.

The Company is one of the largest bio/pharmaceutical services company in the world, based upon annual service revenue. Headquartered near Boston, Massachusetts, the Company manages 51 locations and has approximately 4,875 employees throughout 35 countries around the world. The Company has operations in the major health care markets around the world, including the United States ("U.S."), Canada, Japan, Germany, the United Kingdom ("U.K."), France, Italy, Spain, Sweden, Australia, South Africa, Argentina, Brazil, Chile, Israel, Norway, Belgium, The Netherlands, Denmark, Finland and Central and Eastern Europe including Russia, Poland, the Czech Republic, Lithuania, Hungary, Romania, and the Ukraine. During fiscal year 2004, PAREXEL derived 54.8% of its service revenue from its international operations.

The Company was founded in 1983 as a regulatory affairs consulting firm and is a Massachusetts corporation. Josef H. von Rickenbach, Chairman of the Board and Chief Executive Officer of PAREXEL, was a co-founder. Since its inception, the Company has executed a focused growth strategy embracing internal expansion as well as strategic acquisitions to expand or enhance the Company's portfolio of services, geographic presence, therapeutic area knowledge, information technology capabilities, and client relationships. Acquisitions have been and may continue to be an important component of PAREXEL's growth strategy. The Company has completed nine acquisitions over the past five fiscal years.

DESCRIPTION OF BUSINESS

The Company provides a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company is managed through four business segments: Clinical Research Services ("CRS"), the PAREXEL Consulting Group ("PCG"), Medical Marketing Services ("MMS"), and Perceptive Informatics, Inc. ("Perceptive"), a majority owned subsidiary of the Company. CRS constitutes the Company's core business and includes clinical trials management and biostatistics and data management, as well as related medical advisory and investigator site services. PCG provides technical expertise in such disciplines as clinical pharmacology, regulatory affairs, industry training, and management consulting. PCG consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. MMS provides a full spectrum of market development, product development, and targeted communications services in support of product launch. MMS also provides health policy consulting and strategic reimbursement services. Perceptive provides a variety of information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of services that include medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications. As of June 30, 2004, the Company owned an approximate 97.9% of the outstanding shares of common stock of Perceptive.

CLINICAL RESEARCH SERVICES

The Company's CRS business unit provides clinical trials management and biostatistical and data management services. Revenue from these services represented $309.3 million, or 56.5%, of the Company's consolidated service revenue in fiscal year 2004, $312.8 million, or 59.9%, in fiscal year 2003, and $261.7, or 58.0%, in fiscal year 2002.

The CRS business unit offers complete services for the design, initiation and management of clinical trials programs, a critical element in obtaining regulatory approval for bio/pharmaceutical products. The Company has performed services in connection with trials in most therapeutic areas, including Cardiology, Oncology, Infectious Diseases, Neurology, Allergy/Immunology, Endocrinology/Metabolism, Gastroenterology, Obstetrics/Gynecology, Orthopedics, Pediatrics, Psychiatry, and Transplantation. PAREXEL's multi-disciplinary clinical trials group examines a product's existing preclinical and clinical data to design clinical trials to provide evidence of the product's safety and efficacy.

PAREXEL's CRS business unit can manage many aspects of clinical trials, including study and protocol design, Case Report Forms ("CRFs") design, site and investigator recruitment, patient enrollment, study monitoring and data collection, data analysis, report writing and medical services. See "Government Regulations" for additional information regarding processes involved in clinical trials.

Clinical trials are monitored for and with strict adherence to good clinical practice ("GCP"). The design of efficient CRFs, detailed operations manuals and site monitoring by CRS's clinical research associates seek to ensure that clinical investigators and their staff follow the established protocols of the studies. The Company has adopted standard operating procedures ("SOPs"), which are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of PAREXEL's worldwide clinical services.

Clinical trials represent one of the most expensive and time-consuming parts of the overall bio/pharmaceutical development process. The information generated during these trials is critical for gaining marketing approval from the Food and Drug Administration ("FDA") and other regulatory agencies and market acceptance by clinicians and patients. CRS clinical trial management services involve many phases of clinical trials, including Phases II, III, or IV clinical trials.

- **PHASE II – IV**

The CRS business unit assists clients with one or more of the following aspects of clinical trials as shown below. CRS performs both full-service and single-/multi-service trials. PAREXEL's involvement may range from being involved in just one aspect of a clinical trial to all aspects of a clinical trial.

Study Protocol Design - The protocol defines the medical issues the study seeks to examine and the statistical tests that will be conducted. Accordingly, the protocol specifies the frequency and type of laboratory and clinical measures that are to be tracked and analyzed, the number of patients required to produce a statistically valid result, the period of time over which they must be tracked and the frequency and dosage of drug administration. The study's success depends on the protocol's ability to predict correctly the requirements of the regulatory authorities.

CRF Design - Once the study protocol has been finalized, the CRF must be developed. The CRF is the critical source document for collecting the necessary clinical data as dictated by the study protocol. The CRF may change at different stages of a trial. CRFs for one patient in a given study may consist of 100 or more pages.

Site and Investigator Recruitment - The product under investigation is administered to patients by third-party physicians, serving as independent contractors, referred to as investigators, at hospitals, clinics, or other locations, referred to as sites. Medical devices are implemented or tested by investigators in similar settings. Potential investigators may be identified and solicited by the product sponsor. A significant portion of a trial's success depends on the successful identification and recruitment of experienced investigators with an adequate base of patients who satisfy the requirements of the study protocol. The Company has access to several thousand investigators who have conducted clinical trials for the Company. The Company provides additional services at the clinical investigator site to assist physicians and expedite the clinical research process.

Patient Enrollment - The investigators, usually with the assistance of a clinical research organization ("CRO"), find and enroll patients suitable for the study. The speed with which trials can be completed is significantly affected by the rate at which patients are enrolled. Prospective patients are required to review information about the drug and its possible side effects, and sign an informed consent form to record their knowledge and acceptance of potential side effects. Patients also undergo a medical examination to determine whether they meet the requirements of the study protocol. Patients then receive the product and are examined by the investigator as specified by the study protocol. Investigators are responsible for administering the products to patients, as well as examining patients and conducting necessary tests.

Study Monitoring and Data Collection - As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on CRFs. CRFs are collected from study sites by specially trained persons known as monitors. Monitors visit sites regularly to ensure that the CRFs are completed correctly and to verify that the study has been conducted in compliance with the protocol and GCP. The monitors send completed CRFs to the study coordination site, where the CRFs are reviewed for consistency and accuracy before their data are entered into an electronic database. The Company offers several remote data entry ("RDE") technologies, which significantly enhance both the quality and timeliness of clinical data collection while achieving significant efficiency savings. The Company's study monitoring and data collection services are designed to comply with the FDA's adverse events reporting guidelines.

Data Management - PAREXEL's data management professionals provide a broad array of services to support the accurate collection, organization, validation and analysis of clinical data. For instance, they assist in the design of CRFs and investigator training manuals to ensure that data are collected in an organized and consistent format in compliance with the study protocol. Databases are designed according to the analytical specifications of the project and the particular needs of the client. Prior to data entry, PAREXEL personnel screen the data to detect errors, omissions and other deficiencies in completed CRFs. The use of scanning and imaging of the CRFs and the use of RDE technologies to gather and report clinical data expedites data exchange while minimizing data collection errors as a result of more timely verification of data integrity. After the data is entered, data management performs an array of data abstraction, data review, medical coding, serious adverse event reconciliation, loading of electronic data, such as laboratory data, database verification and editing and resolution of data problems. The data are then submitted to the sponsor in a customized format prescribed by the sponsor.

The CRS business unit has extensive experience throughout the world in the creation of scientific databases for all phases of the drug development process, including the creation of customized databases to meet client-specific formats, integrated databases to support new drug application ("NDA") submissions and databases in strict accordance with FDA, European and Asian regulatory specifications.

Biostatistics and Programming - PAREXEL's biostatistics professionals assist clients with all phases of drug development, including biostatistical consulting, database design, data analysis and statistical reporting. These professionals develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the client's individual objectives. Working with programming staff, biostatisticians perform appropriate analyses and produce tables, graphs, listings and other applicable displays of results according to an analysis plan. The CRS business unit biostatisticians may also represent clients during panel hearings at the FDA.

Report Writing - A description of the study conduct, along with the statistical analysis findings for data collected during the trial together with other clinical data are presented and summarized in a final report generated for inclusion in a regulatory document.

Medical Services - Throughout the course of a development program, PAREXEL's physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical research and to monitor patient safety, including medical supervision of clinical trials, medical monitoring of patient safety, review and reporting of adverse events, medical writing and strategy and product development.

Project Management - Throughout the entire spectrum of activities described above CRS provides project management services. These services entail providing overall leadership to the PAREXEL project team, acting as the main client liaison, project planning, managing progress against study goals and deliverables, budget management, progress and metrics reporting, and issue resolution. These project management services are offered on all types of trials – single-service, multi-service, or full-service.

PAREXEL CONSULTING GROUP

The PCG business unit offers a number of consulting and advisory services in support of product development, regulatory and marketing processes. This group brings together experts from relevant disciplines and focuses on designing meaningful solutions and helping clients make the best business decisions with respect to their product lifecycle strategies. This group also serves as a valuable resource for the Company's internal operations. PCG includes four business units, KMI/PAREXEL, Worldwide Regulatory Affairs ("WRA"), Clinical Pharmacology, and Barnett International ("Barnett"). Service revenue from the PCG business represented $113.1 million, or 20.7%, of consolidated service revenue in fiscal year 2004 $100.8 million, or 19.3%, in fiscal year 2003, and $94.5 million, or 20.9%, in fiscal year 2002.

- **KMI/PAREXEL**

KMI/PAREXEL offers manufacturing and information technology related services to the pharmaceutical, bio/pharmaceutical and medical device industries in the U.S and Europe. Employing an experienced team of former FDA investigators and experienced engineers, the Company uses its established methodologies and innovative information systems to assist clients in satisfying regulatory standards for manufacturing and quality systems processes throughout a product's lifecycle. KMI/PAREXEL has a staff of senior consultants with extensive experience and recognized expertise in good manufacturing practices ("GMP") and other FDA requirements. KMI/PAREXEL can evaluate clients' existing systems, help prepare for FDA inspections, conduct NDA integrity audits, and develop regulatory correctional action plans.

KMI/PAREXEL also has the resources and experience to test processes, laboratory systems, automated unit operations, utilities, distributed control systems, and IS/IT management systems for manufacturing, laboratory and clinical and research applications for compliance with regulatory standards.

- **WORLDWIDE REGULATORY AFFAIRS**

Before a drug or medical device can be launched in a particular country, it must be approved by the regulatory agency having jurisdiction in that country. WRA provides comprehensive regulatory product registration services for pharmaceutical and biotechnology products and medical devices in major jurisdictions in North America, Europe, and Japan. These services include regulatory strategy formulation, regulatory document preparation and review, clinical quality assurance audits, regulatory training for client personnel, and expert liaison with the FDA and other regulatory agencies.

WRA works closely with clients to devise regulatory strategies and comprehensive registration programs. The Company's regulatory affairs experts review existing published literature, evaluate the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain regulatory authority approvals in the most expeditious manner. Through these services, the Company helps its clients obtain regulatory approval for particular products or product lines in certain specific markets and participates fully in the product development process.

- **CLINICAL PHARMACOLOGY**

Clinical pharmacology encompasses the early stages of clinical testing, when the product is first evaluated to prove safety and efficacy. These tests vary from "first in man" to "proof of concept studies" in Phases I and IIa of development. See "Governmental Regulations" for additional information regarding the early stages of clinical testing. PCG's Clinical Pharmacology group provides drug development consulting, drug administration and monitoring, bioanalytical services, and patient recruitment. PAREXEL's international network of clinical pharmacology operations includes operations in Berlin (Germany), Baltimore, Maryland (U.S.), Bloemfontein (South Africa) and Harrow (U.K.), and bioanalytical laboratories in Bloemfontein and Poitiers (France). These laboratories perform bioanalytical analyses according to Good Laboratory Practices ("GLP") principles. With these locations, PCG's Clinical Pharmacology group offers clinical pharmacology services (including bioanalytical services) with a total of 343 dedicated beds (cooperating partners not included) on three continents. The network also cooperates with a pharmageriatrics center in Germany and a location, which specializes in renal and hepatic impairment, in Poland, Hungary, and the Czech Republic.

- **BARNETT INTERNATIONAL**

PCG's Barnett group offers a wide range of specialized clinical consulting, training, and publication services for the health care industry. Barnett provides management consulting in the clinical research area, offering a wide range of solutions that help pharmaceutical and biotechnology companies improve their own in-house clinical performance. These services include clinical process optimization, benchmarking and performance management, outsourcing management, design and development of SOPs, human performance assessment and management, technological analysis and implementation, and clinical training.

MEDICAL MARKETING SERVICES

Various pressures on the pharmaceutical industry have resulted in a greater focus on decreasing the time to peak sales in order to maximize revenue and profits over limited patent lives. MMS's strategy is to assist clients in achieving optimal market penetration for their products by providing customized, integrated and expert product pre-launch and launch services in the U.S., Europe, and internationally. Service revenue from the MMS business represented $88.8 million, or 16.2%, of consolidated service revenue in fiscal year 2004, $83.9 million, or 16.1%, in fiscal year 2003, and $75.2 million, or 16.7%, in fiscal year 2002.

The Company's experience indicates that clients need assistance in creating awareness and understanding of their products in the marketplace and in addressing their products' rapid acceptance by opinion leaders, physicians, managed care organizations and patient groups leading to accelerated product acceptance and market penetration. MMS provides an integrated communication plan, which includes market and opinion leader development, market preparation, and targeted communications support to clients. An integrated communications plan can detail external and internal strategies, including communications objectives, target audiences, communications priorities and timing, key messages, key meetings and events, and target publications and media. Other services include meetings and exhibitions planning, continuing medical education ("CME") programs to help keep medical professionals apprised of current medical developments, patient recruitment programs, strategies for medical manufacturers regarding reimbursement from insurance companies and managed care providers, telecommunications and call center support for patient assistance programs and Phase IV studies.

PERCEPTIVE INFORMATICS, INC.

Perceptive, a majority-owned (97.9% of outstanding shares of common stock as of June 30, 2004) subsidiary of PAREXEL, was formed by the Company in fiscal year 2000. Perceptive is a developing business that provides a variety of information technology solutions designed to improve clients' product development processes. Service revenue from the Perceptive business represented $36.0 million, or 6.6%, of consolidated service revenue in fiscal year 2004, $24.8 million, or 4.7%, in fiscal year 2003, and $20.0 million, or 4.4%, in fiscal year 2002. PAREXEL currently offers through Perceptive a portfolio of technology-based services and software products that include medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

Perceptive's medical imaging services coordinate the use of a variety of medical imaging modalities (e.g., radiographs, ultrasound, computed tomography and, magnetic resonance imaging) to evaluate product safety and efficacy.

The business unit's IVRS service utilizes an Application Service Provider model under which the company designs, develops, deploys, hosts, and supports an application for each trial. Participating investigators call a toll free number to enroll patients in a trial, and are able to interact with the system in their native language. The system confirms enrollment and assigns a drug kit for the patient. The system is also capable of monitoring drug inventory at investigator sites and triggering drug shipments as needed.

Perceptive's CTMS solutions are software packages that assist bio/pharmaceutical companies in the complex process of planning and managing clinical trials and they include IMPACT, INITIATOR, and INVESTIGATOR. IMPACT, the company's flagship software product, is an enterprise-wide clinical trials management system used to plan studies, track progress, support monitoring activities, track costs, and track clinical supplies. The system is used by approximately 30 bio/pharmaceutical companies and by approximately 15,000 users worldwide. It is primarily used for Phase II, III and IV studies. INITIATOR is a separate software package offered by the Company to assist in the management and conduct of Phase I trials. Perceptive also offers an investigator database tool, INVESTIGATOR, to maintain up-to-date information concerning investigators and their performance on prior trials. Sponsor companies use the tool to help select the best investigators when initiating a new clinical trial.

Perceptive's web-based portal allows secure access to critical, real-time information over the web. The portal supports clinical trials management, communications, collaboration, and the viewing of metrics and clinical trial data.

Through its Integration Services Group, Perceptive provides services in support of its software packages including implementation, deployment, validation, hosting, and integration.

Perceptive also offers solutions for the electronic collection of patient diary information, often referred to by the industry as ePRO for electronic patient reported outcomes. Perceptive offers clients solutions that include capturing data from patients using handheld technology or over the telephone using the company's IVRS technology.

Perceptive performs ongoing market surveillance to identify and support new technologies that benefit clients as well as the Company's internal processes.

INFORMATION SYSTEMS

PAREXEL is committed to investing in information technology designed to help the Company provide high quality services in a cost-effective manner and to better manage its internal resources. The Company has built its information technology network by developing a number of proprietary information systems that address critical aspects of its business, such as project proposals/budget generation, time information management, revenue and resource forecasting, clinical data entry, data management, project management, and procurement/expense processing.

The Company maintains an internal Information Services group that is responsible for technology planning and procurement, applications development, program management, operations, and management of the Company's worldwide computer network. The Company's information systems are designed to work in support of and reinforce the Company's SOPs. The Company's information technology system is open and flexible, allowing it to be adapted to the multiple needs of different clients and regulatory systems. This system also enables the Company to respond quickly to client inquiries regarding progress on projects and, in some cases, to gain direct access to client data on client systems.

SALES AND MARKETING

PAREXEL has marketing personnel for the purpose of carrying out the Company's global business development activities. In addition to significant selling experience, most of these individuals have technical and/or scientific backgrounds. The Company's senior executives and project team leaders also participate in maintaining key client relationships and engaging in business development activities.

Each of the Company's business segments has an independent business development team that focuses on its particular market segment, and while all teams may work with the same client companies, the individuals they work with within the Company can vary. In many cases, however, the business segment selling teams work together in order to provide clients with the most appropriate service offering to meet their needs.

Each business development employee is generally responsible for a specific client segment or group of clients and for developing a strategy to maintain and strengthen an effective relationship with that client. Each individual is responsible for developing his or her client base, responding to client requests for information, developing and defending proposals and making presentations to clients.

The business development group is supported by PAREXEL's global marketing organization, which is primarily based at the Company's headquarters in Waltham, Massachusetts. The Company's marketing activities consist primarily of brand management, collateral development, participation in industry conferences, advertising, public relations, e-marketing, publications, website development and maintenance, market information development and analysis, and strategic planning.

CLIENTS

The Company has in the past derived, and may in the future derive, a significant portion of its service revenue from a core group of major projects or clients. Concentrations of business in the bio/pharmaceutical services industry are not uncommon and the Company expects to experience such concentration in future years. In fiscal year 2004, the Company's five largest clients accounted for 30% of its consolidated service revenue, although no client accounted for 10% or more of consolidated service revenue. In fiscal year 2003, the Company's five largest clients accounted for 32% of its consolidated service revenue and one client, AstraZeneca PLC, accounted for 11% of consolidated service revenue. The loss of business from a significant client could materially and adversely affect the Company's service revenue and results of operations.

For fiscal year 2004, approximately 45.2% of the Company's service revenue was attributed to operations in the U.S. and approximately 54.8% of the Company's service revenue was attributed to operations outside the U.S. Financial data on a geographic basis are included in Note 17 to the consolidated financial statements in Item 8 of this annual report.

BACKLOG

Backlog represents anticipated service revenue from work not yet completed or performed under signed contracts, letters of intent, and certain verbal commitments. Once work commences, revenue is generally recognized over the life of the contract as services are provided. Backlog at June 30, 2004 was $699.2 million, compared with $586.6 million at June 30, 2003. The Company anticipates that approximately $312.8 million of the backlog as of June 30, 2004 will be recognized as revenue after fiscal year 2005 concludes.

The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results. Projects under contracts included in backlog are subject to termination, revision, or delay. As detailed more fully in the "Risk Factors" section of this annual report, clients terminate, delay, or change the scope of projects for a variety of reasons including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesirable clinical results of the product, the clients' decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. Generally, the Company's contracts can be terminated upon thirty to sixty days' notice by the client. The Company typically is entitled to receive certain fees and, in some cases, a termination fee for winding down a delayed or terminated project.

COMPETITION

The Company competes with other bio/pharmaceutical services companies and other organizations that provide one or more of the services currently being offered by the Company. Some of the larger bio/pharmaceutical services companies, such as Quintiles Transnational Corporation, Covance Inc., and Pharmaceutical Product Development Inc., offer services that compete directly with the Company's services at many levels.

PAREXEL believes that the synergies arising from integrating the products and services offered by its different business units, coupled with its global infrastructure (and related access to patients), technological expertise, and depth of experience differentiate it from its competitors. Although there are no guarantees that the Company will continue to do so, the Company believes that it competes favorably in all of its business areas. Increased competition could adversely affect operating results.

CRS

The clinical outsourcing services industry is very fragmented, with several hundred providers offering varying levels of service, skills and capabilities. The Company's CRS group primarily competes against in-house departments of pharmaceutical companies, other full service bio/pharmaceutical services companies, small specialty CROs, and to a lesser extent, universities, teaching hospitals, and other site organizations. The primary competitors for the CRS business include Quintiles Transnational Corporation, Covance Inc., Pharmaceutical Product Development Inc., Inveresk Research Group Inc., Kendle International Inc. and ICON PLC.

CRS generally competes on the basis of:

- previous experience with a client or in a specific therapeutic area;
- medical and scientific expertise in a specific therapeutic area;
- quality of services;
- breadth of services;
- the ability to organize and manage large-scale clinical trials on a global basis;
- the ability to manage large and complex medical databases;
- the ability to provide statistical and regulatory services;
- the ability to recruit investigators and patients;
- the ability to integrate information technology with systems to improve the efficiency of clinical research;
- an international presence with strategically located facilities;
- financial strength and stability; and
- price.

The Company believes CRS's key competitive strengths are its global footprint and related access to patients, therapeutic knowledge, and its experience in global drug development.

PCG

PCG competes with a large and diverse group of specialty service providers, including major consulting firms with pharmaceutical industry practices, large and small bio/pharmaceutical services companies, smaller companies with a specific service focus, and individual consultants. The Company believes that no other company in this area provides the particular combination of services that PCG provides. Furthermore, there is limited overlap of competitors from one service to the other because of the Company's varied service offerings. The competition in this segment is generally based on expertise, experience, reputation and price. The Company believes that PCG's key competitive strength is its breadth and depth of expertise in regulatory strategy, submissions and manufacturing compliance, and early stage drug development.

MMS

MMS competes with a large and fragmented group of companies including specialist medical marketing companies, large international advertising companies that offer medical education services, medical public relation firms, and small and large bio/pharmaceutical services companies that offer medical marketing and education services. The primary factors on which MMS competes include the ability to understand the commercial, medical/scientific, regulatory/reimbursement and communications issues involved in a successful pharmaceutical product launch; the ability to develop global marketing and communication strategies that accelerate product acceptance and market penetration; and the ability to translate those strategies into actionable activities and pricing. The Company believes that MMS's key competitive strengths are the innovative marketing services that it provides and the breadth of MMS's varied service offerings.

PERCEPTIVE

The Perceptive business competes primarily with bio/pharmaceutical services companies, information technology companies and software companies. Companies in this segment compete based on the strength and usability of their technology offerings, their expertise and experience, and their understanding of the clinical development process. Perceptive's key competitive strength is its combination of technological expertise and knowledge of clinical development. The Company believes that its strategy of collaborating with other technology companies to implement certain tools, rather than developing its own, allows Perceptive to adapt to new technologies more quickly than many of its competitors. Perceptive's market position may be affected over time by competitors' efforts to develop and market new information technology products and services.

INTELLECTUAL PROPERTY

The Company's trademark "PAREXEL", is of material importance to the Company and it has registered this and other trademarks in the U.S. and many foreign countries. The duration of trademark registrations varies from country to country. However, trademarks generally may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained, and as long as they have not been found to become generic.

EMPLOYEES

As of June 30, 2004, the Company had 4,375 employees. Approximately 38% of the employees are located in North America and 62% are located throughout Europe, Asia/Pacific and South America. The Company believes that its relations with its employees are good.

The success of the Company's business depends on its ability to attract and retain a qualified professional, scientific and technical staff. The level of competition among employers for skilled personnel, particularly those with Ph.D., M.D. or equivalent degrees, is high. The Company believes that its multinational presence, which allows for international transfers, is an advantage in attracting employees. In addition, the Company believes that the wide range of clinical trials in which it participates allows the Company to offer a broad experience to clinical researchers. There is no assurance that the Company will be able to attract and retain qualified staff in the future.

GOVERNMENT REGULATIONS

PAREXEL provides clinical trial and diverse consulting services for pharmaceutical, biotechnology and medical device industries. Lack of success in obtaining approval for the conduct of clinical trials can adversely affect PAREXEL. Lack of success in obtaining marketing approval or clearance for a product for which PAREXEL has provided clinical trial or other services can also adversely affect the Company. PAREXEL makes no guarantees to its clients with regard to successful outcomes of the regulatory process, including the success of clinical trial applications or marketing applications.

Clinical research services provided by PAREXEL in the U.S. are subject to ongoing FDA regulation. The Company is obligated to comply with FDA requirements governing activities such as obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to products, and maintaining thorough and accurate records. The Company is also required to ensure that the computer systems it uses to process human data from clinical trials are validated in accordance with the electronic records regulations that apply to the pharmaceutical and CRO industries (21 CFR Part 11). The Company must maintain source documents for each study for specified periods, and such documents may be reviewed according to GCP standards by the study sponsor and the FDA during audits and inspections. Non-compliance with GCP can result in the disqualification of data collected during a clinical trial and in non-approval of a product application submitted to the FDA.

The clinical investigation of new drugs, biologics and medical devices is highly regulated by government agencies. The standard for the conduct of clinical research and development studies comprises GCP, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical trial participants. The FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with GCP. The European Union ("EU") established as of May 1, 2004 the Clinical Trials Directive (the "Directive") in an attempt to harmonize the regulatory requirements of the member states for the EU for the conduct of clinical trials in its territory. The Directive requires sponsors of clinical trials to submit formal applications to national ethics committees and regulatory authorities prior to the initiation of clinical trials in any of the 25 member states of the EU. Whereas some member states, prior to the implementation of the Directive, had minimal requirements for clinical trial initiation, all member states are now subject to the same stringent requirements of the Directive. As in the U.S., clinical trials in the E.U., are expected to be carried out in compliance with detailed requirements for GCP. The foreign regulatory approval process includes all of the risks and potential delays associated with the FDA approval process.

Because the FDA's regulatory requirements have served as the model for much of the regulation of new drug development worldwide, regulatory requirements similar to those of the FDA exist in the other countries in which the Company operates. The Company's regulatory capabilities include knowledge of the specific regulatory requirements in numerous countries. The Company has managed simultaneous regulatory submissions in more than one country for a number of drug sponsors for at least the past eight years. Beginning in 1991, the FDA and corresponding regulatory agencies of the EU and Japan commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals through a process known as ICH. Data from multinational studies adhering to GCP are now generally acceptable to the FDA, Canadian, the EU and Japanese regulators. The ICH process has sanctioned a single common format for drug and biologic marketing applications, known as the Common Technical Document ("CTD") in the U.S., Europe, Japan and Canada. On July 1, 2003 the CTD format became mandatory in Europe and Japan and highly recommended by the FDA in the U.S. and by the Canadian regulatory authorities. The Company has developed the expertise to prepare CTDs for its clients in both paper and electronic form.

REGULATION OF DRUGS AND BIOLOGICS

Before a new drug or biologic may be approved and marketed, the drug or biologic must undergo extensive testing and regulatory review in order to determine that the drug or biologic is safe and effective. It is not possible to estimate the time in which preclinical, Phases I, II and III studies are completed with respect to a given product, if at all, although the time period may last many years. The stages of this development process are generally as follows:

Preclinical Research (approximately 1 to 3.5 years) - In vitro ("test tube") and animal studies in accordance with GLP to establish the relative toxicity of the drug or biologic over a wide range of doses and to detect any potential to cause a variety of adverse conditions and diseases, including birth defects or cancer. If results warrant continuing development of the drug or biologic, the results of the studies are submitted to the FDA by the manufacturer as part of an Investigational New Drug Application ("IND"), which must be reviewed by the FDA before proposed clinical testing can begin. An IND must include, among other things, preclinical data, chemistry, manufacturing and control information, and an investigational plan, and must be activated by the FDA before such trials may begin. There can be no assurance that submission of an IND will result in the ability to commence clinical trials.

Clinical Trials (approximately 3.5 to 6 years)

- Phase I-Basic safety and pharmacology testing in approximately 20 to 80 human subjects, usually healthy volunteers, includes studies to determine metabolic and pharmacologic action of the product in humans, how the drug or biologic works, how it is affected by other drugs, how it is tolerated and absorbed, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

- Phase II-Basic efficacy (effectiveness) and dose-range testing, sometimes in 100 to 200 patients afflicted with a specific disease or condition for which the product is intended for use, to further test safety, begin evaluating effectiveness, optimize dose level, determine dose schedules, and determine routes of administration. If Phase II studies yield satisfactory results and no hold is placed on further studies by the FDA, Phase III studies can be commenced.

- Phase III-Larger scale, multi-center comparative clinical trials conducted with patients afflicted by a target disease in order to provide enough data for a valid statistical test of safety and effectiveness required by the FDA and others and to provide a basis for product labeling. When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are nonexistent, limited or of minimal value, the FDA may allow the sponsor to make the new drug available to a larger number of patients through the regulated mechanism of a Treatment Investigational New Drug ("TIND"), which may span late Phase II, Phase III, and FDA review. Although TINDs may enroll and collect a substantial amount of data from tens of thousands of patients, they are not granted in all cases.

The FDA receives reports on the progress of each phase of clinical testing and may require the modification, suspension, or termination of clinical trials if, among other things, an unreasonable risk is presented to patients or if the design of the trial is insufficient to meet its stated objective.

NDA or Biologic License Application ("BLA") Preparation and Submission - Upon completion of Phase III trials, the sponsor assembles the statistically analyzed data from all phases of development, along with the chemistry and manufacturing and pre-clinical data and the proposed labeling, among other things, into a single large document, the NDA or BLA (in CTD format as of July 1, 2003), which today comprises, on average, roughly 100,000 pages.

FDA Review of NDA or BLA - The FDA carefully scrutinizes data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug or biologic is safe and effective for the specific use (or "indication") under study. The FDA may refuse to accept the NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied and even after accepting the submission for review, the FDA may also require additional testing or information before approval of an NDA or BLA. The FDA must deny approval of an NDA or BLA if applicable regulatory requirements are not ultimately satisfied.

Post-Marketing Surveillance and Phase IV Studies - Federal regulation requires the sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the manufacturer markets the product (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the product is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the product, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

REGULATION OF MEDICAL DEVICES

Unless a medical device is exempted from pre-market submission and clearance, FDA approval or clearance of the device is required before the product may be marketed in the U.S. In order to obtain clearance for marketing, a manufacturer must demonstrate substantial equivalence to a similar legally marketed product by submitting a premarket notification, 510(k), to the agency. The FDA may require preclinical and clinical data to support a substantial equivalence determination, and there can be no assurance the FDA will find a device substantially equivalent. Clinical trials can take extended periods of time to complete. In addition, if the FDA requires an approved Investigational Device Exemption ("IDE") before clinical device trials may commence, there can be no guarantee that the agency will approve the IDE. An IDE approval process could also result in significant delay.

After submission of a premarket notification containing, among other things, any data collected, the FDA may find the device substantially equivalent and the device may be marketed. If the FDA finds that a device is not substantially equivalent, the manufacturer may request that the FDA make a risk-based classification to place the device in Class I or Class II. However, if a timely request for risk-based classification is not made, or if the FDA determines that a Class III designation is appropriate, an approved pre-market approval application ("PMA") will be required before the device may be marketed.

The PMA approval process is lengthy, expensive, and typically requires, among other things, extensive data from preclinical testing and a well-controlled clinical trial or trials that demonstrate a reasonable assurance of safety and effectiveness. There can be no assurance that review will result in timely or any PMA approval. There may also be significant conditions on approval, including limitations on labeling and advertising claims and the imposition of post-market testing, tracking, or surveillance requirements.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

Laws protecting confidential medical information could impact the manner in which the Company conducts certain components of its business. On August 14, 2002, the Department of Health and Human Services issued final modifications to privacy regulations (the "Privacy Rule") under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). These regulations impose restrictions governing the disclosure of confidential medical information in the U.S.

The failure on the part of the Company, its clients and/or the physician investigators from whom the Company receives confidential medical information to comply with the Privacy Rule could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Additionally, the issuance of a notice of finding by a governmental authority against either the Company or its clients, based upon a material violation by the Company of any applicable regulation, could materially and adversely affect its business.

POTENTIAL LIABILITY AND INSURANCE

PAREXEL's clinical research services focuses on the testing of experimental drugs and devices on human volunteers pursuant to study protocols. Clinical research involves a risk of liability for personal injury or death to patients due, among other reasons, to possible unforeseen adverse side effects or improper administration of the new drug or medical device. PAREXEL does not provide healthcare services directly to patients. Rather, PAREXEL physicians or physician investigators are responsible for administering drugs and evaluating patients. Many of these patients are already seriously ill and are at risk of further illness or death.

The Company believes that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards ("IRBs") and the need to obtain each patient's informed consent. The FDA requires each human clinical trial to be reviewed and approved by the IRB at each study site. An IRB is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. The IRB monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consent.

To reduce its potential liability, PAREXEL is generally successful in incorporating indemnity provisions into its contracts with clients and with investigators hired by the Company on behalf of its clients. These indemnities generally do not, however, protect PAREXEL against certain of its own actions, such as those involving negligence. Moreover, these indemnities are contractual arrangements that are subject to negotiation with individual clients, and the terms and scope of such indemnities can vary from client to client and from study to study. Finally, the financial performance of these indemnities is not secured, so that the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. PAREXEL could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with an uninsured claim that is outside the scope of an indemnity or where the indemnity, although applicable, is not performed in accordance with its terms.

The Company currently maintains an errors and omissions professional liability insurance policy, subject to deductibles and coverage limits. There can be no assurance that this insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company.

AVAILABLE INFORMATION

The Company's Internet website is http://www.parexel.com. The Company makes available through its website the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The Company makes these reports available free of charge through its website as soon as reasonably practicable after they have been electronically filed with, or furnished to, the Securities and Exchange Commission.

RISK FACTORS

In addition to other information in this report, the following risk factors should be considered carefully in evaluating the Company and its business. These risk factors could cause actual results to differ from those indicated by forward-looking statements made in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other forward-looking statements that the Company may make from time to time. If any of the following risks occur, the Company's business, financial condition, or results of operations would likely suffer.

LOSS, MODIFICATION, OR DELAY OF LARGE OR MULTIPLE CONTRACTS MAY NEGATIVELY IMPACT THE COMPANY'S FINANCIAL PERFORMANCE

The Company's clients generally can terminate their contracts with the Company upon 30 to 60 days notice or can delay execution of services. The loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect its operating results, possibly materially. The Company has in the past experienced contract cancellations, which have adversely affected its operating results.

Clients terminate or delay their contracts for a variety of reasons, including, but not limited to:

- merger or potential merger related activities;
- failure of products being tested to satisfy safety requirements;
- failure of products being tested to prove effective;
- products having unexpected or undesired clinical results;
- client decisions to forego a particular study, perhaps for economic reasons;
- insufficient patient enrollment in a study;
- insufficient investigator recruitment;
- production problems which cause shortages of the product;
- product withdrawal following market launch; and
- manufacturing facility shut down.

In addition, the Company believes that companies regulated by the FDA may proceed with fewer clinical trials or conduct them without the assistance of bio/pharmaceutical services companies if they are trying to reduce costs as a result of budgetary limits or changing priorities. These factors may cause such companies to cancel contracts with bio/pharmaceutical services companies such as the Company.

THE COMPANY FACES INTENSE COMPETITION IN MANY AREAS OF ITS BUSINESS; IF THE COMPANY DOES NOT COMPETE EFFECTIVELY, ITS BUSINESS WILL BE HARMED

The bio/pharmaceutical services industry is highly competitive, and the Company faces numerous competitors in many areas of its business. If the Company fails to compete effectively, the Company may lose clients, which would cause its business to suffer.

The Company primarily competes against in-house departments of pharmaceutical companies, other full service CROs, small specialty CROs, and to a lesser extent, universities, teaching hospitals, and other site organizations. Some of the larger CROs against which the Company competes include Quintiles Transnational Corporation, Covance, Inc. and Pharmaceutical Product Development Inc. In addition, PAREXEL's PCG and MMS businesses also compete with a large and fragmented group of specialty service providers, including advertising/promotional companies, major consulting firms with pharmaceutical industry groups and smaller companies with pharmaceutical industry focus. Perceptive, a majority owned subsidiary of the Company, competes primarily with CROs, information technology companies and other software companies. Some of these competitors, including the in-house departments of pharmaceutical companies, have greater capital, technical and other resources than the Company. In addition, those of the Company's competitors that are smaller specialized companies may compete effectively against the Company because of their concentrated size and focus.

THE FIXED PRICE NATURE OF THE COMPANY'S CONTRACTS COULD HURT ITS OPERATING RESULTS

Approximately 85.0% of the Company's contracts are at fixed prices. As a result, the Company bears the risk of cost overruns. If the Company fails to adequately price its contracts or if the Company experiences significant cost overruns, its gross margins on the contract would be reduced and the Company could lose money on contracts. In the past, the Company has had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. The Company might experience similar situations in the future.

IF GOVERNMENTAL REGULATION OF THE DRUG, MEDICAL DEVICE AND BIOTECHNOLOGY INDUSTRY CHANGES, THE NEED FOR THE COMPANY'S SERVICES COULD DECREASE

Governmental regulation of the drug, medical device and biotechnology product development process is complicated, extensive, and demanding. A large part of the Company's business involves assisting pharmaceutical and biotechnology companies through the regulatory approval process. Changes in regulations, that, for example, streamline procedures or relax approval standards, could eliminate or reduce the need for the Company's services. If companies regulated by the FDA or similar foreign regulatory authorities needed fewer of PAREXEL's services, the Company would have fewer business opportunities and its revenues would decrease, possibly materially.

In the U.S., the FDA and the Congress have attempted to streamline the regulatory process by providing for industry user fees that fund additional reviewer hires and better management of the regulatory review process. In Europe, governmental authorities have approved common standards for clinical testing of new drugs throughout the E.U. by adopting standards for GCP and by making the clinical trial application and approval process more uniform across member states starting in May 2004. . The FDA has had GCP in place as a regulatory standard and requirement for new drug approval for many years and Japan had adopted GCP since April 1998. The U.S., Europe and Japan have also collaborated in the 14-year-long ICH, the purpose of which is to eliminate duplicative or conflicting regulations in the three regions. The ICH partners have agreed upon a common format (the Common Technical Document) for marketing applications that eliminates the need to tailor the format to each region. Such efforts and similar efforts in the future that streamline the regulatory process may reduce the demand for the Company's services.

For example, parts of PAREXEL's PCG business advises clients on how to satisfy regulatory standards for manufacturing processes and on other matters related to the enforcement of government regulations by the FDA and other regulatory bodies. Any reduction in levels of review of manufacturing processes or levels of regulatory enforcement, generally, would result in fewer business opportunities for the PCG business in this area. As a result of lower level of FDA enforcement activities over the last two years, PCG has experienced a decline in the group's GMP consulting business, which has adversely affected the business unit.

IF THE COMPANY FAILS TO COMPLY WITH EXISTING REGULATIONS, ITS REPUTATION AND OPERATING RESULTS WOULD BE HARMED

The Company's business is subject to numerous governmental regulations, primarily relating to pharmaceutical product development and the conduct of clinical trials. If the Company fails to comply with these governmental regulations, it could result in the termination of the Company's ongoing research, development or sales and marketing projects, or the disqualification of data for submission to regulatory authorities. The Company also could be barred from providing clinical trial services in the future or be subjected to fines. Any of these consequences would harm the Company's reputation, its prospects for future work and its operating results. In addition, the Company may have to repeat research or redo trials. The Company may be contractually required to take such action at no further cost to the customer, but at substantial cost to the Company.

THE COMPANY MAY LOSE BUSINESS OPPORTUNITIES AS A RESULT OF HEALTH CARE REFORM AND THE EXPANSION OF MANAGED CARE ORGANIZATIONS

Numerous governments, including the U.S. government and governments outside of the U.S., have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, medical device and biotechnology companies may react by spending less on research and development. If this were to occur, the Company would have fewer business opportunities and its revenues could decrease, possibly materially.

For instance, in the past, the U.S. Congress has entertained several comprehensive health care reform proposals. The proposals were generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While the U.S. Congress has not yet adopted any comprehensive reform proposals, members of Congress may raise similar proposals in the future. The Company is unable to predict the likelihood that health care reform proposals will be enacted into law.

In addition to health care reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, the Company would have fewer business opportunities and its revenues could decrease, possibly materially.

NEW AND PROPOSED LAWS AND REGULATIONS REGARDING CONFIDENTIALITY OF PATIENT INFORMATION COULD RESULT IN INCREASED RISKS OF LIABILITY OR INCREASED COSTS TO THE COMPANY, OR COULD LIMIT THE COMPANY'S SERVICE OFFERINGS

The confidentiality and release of patient-specific information are subject to government regulation. Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the U.S. Department of Health and Human Services has issued regulations mandating heightened privacy and confidentiality protections. The federal government and state governments have proposed or adopted additional legislation governing the possession, use and dissemination of medical record information and other personal health information. Proposals being considered by state governments may contain privacy and security provisions that are more burdensome than the federal regulations. In order to comply with these regulations, the Company may need to implement new security measures, which may require the Company to make substantial expenditures or cause the Company to limit the products and services it offers. In addition, if the Company violates applicable laws, regulations or duties relating to the use, privacy or security of health information, it could be subject to civil or criminal liability.

IF THE COMPANY DOES NOT KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES, ITS PRODUCTS AND SERVICES MAY BECOME LESS COMPETITIVE OR OBSOLETE, ESPECIALLY IN THE COMPANY'S PERCEPTIVE INFORMATICS BUSINESS

The biotechnology, pharmaceutical and medical device industries generally, and clinical research specifically, are subject to increasingly rapid technological changes. The Company's competitors or others might develop technologies, products or services that are more effective or commercially attractive than the Company's current or future technologies, products or services, or render its technologies, products or services less competitive or obsolete. If competitors introduce superior technologies, products or services and the Company cannot make enhancements to its technologies, products and services necessary to remain competitive, its competitive position will be harmed. If the Company is unable to compete successfully, it may lose customers or be unable to attract new customers, which could lead to a decrease in revenue.

BECAUSE THE COMPANY DEPENDS ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS FOR ALL OF ITS BUSINESS, THE LOSS OF BUSINESS FROM A SIGNIFICANT CLIENT COULD HARM ITS BUSINESS, REVENUE, AND FINANCIAL CONDITION

The loss of, or a material reduction in the business of, a significant client could cause a substantial decrease in the Company's revenue and adversely affect its business and financial condition, possibly materially. In the fiscal year ended June 30, 2004, the Company's five largest clients accounted for 30% of its consolidated service revenue, although no client accounted for 10% or more of consolidated service revenue. In the fiscal year ended June 30, 2003, the Company's five largest clients accounted for 32% of its consolidated service revenue, and one client, AstraZeneca, accounted for 11% of consolidated service revenue. The Company expects that a small number of clients will continue to represent a significant part of its revenue. The Company's contracts with these clients generally can be terminated on short notice. The Company has in the past experienced contract cancellations with significant clients.

IF THE COMPANY'S PERCEPTIVE INFORMATICS BUSINESS IS UNABLE TO MAINTAIN CONTINUOUS, EFFECTIVE, RELIABLE AND SECURE OPERATION OF ITS COMPUTER HARDWARE, SOFTWARE AND INTERNET APPLICATIONS AND RELATED TOOLS AND FUNCTIONS, ITS BUSINESS WILL BE HARMED

The Company's Perceptive Informatics business involves collecting, managing, manipulating and analyzing large amounts of data, and communicating data via the Internet. Perceptive depends on the continuous, effective, reliable and secure operation of its computer hardware, software, networks, telecommunication networks, Internet servers and related infrastructure. If Perceptive's hardware or software malfunctions or access to Perceptive's data by internal research personnel or customers through the Internet is interrupted, its business could suffer. In addition, any sustained disruption in Internet access provided by third parties could adversely impact Perceptive's business.

Although Perceptive's computer and communications hardware is protected through physical and software safeguards, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, Perceptive's software products are complex and sophisticated, and could contain data, design or software errors that could be difficult to detect and correct. If Perceptive fails to maintain and further develop the necessary computer capacity and data to support its customers' needs, it could result in loss of or delay in revenue and market acceptance.

IF THE COMPANY IS UNABLE TO ATTRACT SUITABLE WILLING VOLUNTEERS FOR THE CLINICAL TRIALS OF ITS CLIENTS, ITS CLINICAL RESEARCH SERVICES BUSINESS MAY SUFFER

One of the factors on which the Company's CRS business competes is the ability to recruit patients for the clinical studies the Company is managing. These clinical trials rely upon the ready accessibility and willing participation of volunteer subjects. These subjects generally include volunteers from the communities in which the studies are conducted. Although to date these communities have provided a substantial pool of potential subjects for research studies, there may not be enough patients available with the traits necessary to conduct the studies. For example, if the Company manages a study for a treatment of a particular type of cancer, its ability to conduct the study may be limited by the number of patients that it can recruit that have that form of cancer. If multiple organizations are conducting similar studies and competing for patients, it could also make the Company's recruitment efforts more difficult. If the Company is unable to attract suitable and willing volunteers on a consistent basis, it would have an adverse effect on the trials being managed by its CRS business, which could have a material adverse effect on its CRS business.

IF THE COMPANY'S HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL LEFT, ITS BUSINESS WOULD BE HARMED

The Company relies on the expertise of its Chairman and Chief Executive Officer, Josef H. von Rickenbach. If Mr. von Rickenbach left, it would be difficult and expensive to find a qualified replacement with the level of specialized knowledge of the Company's products and services and the bio/pharmaceutical services industry. The Company is a party to an employment agreement with Mr. von Rickenbach, which may be terminated by the Company or Mr. von Rickenbach upon notice to the other party.

In addition, in order to compete effectively, the Company must attract and maintain qualified sales, professional, scientific and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees, is intense. The Company may not be successful in attracting or retaining key personnel.

THE COMPANY MAY HAVE SUBSTANTIAL EXPOSURE TO PAYMENT OF PERSONAL INJURY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO COVER SUCH CLAIMS

The Company's CRS business primarily involves the testing of experimental drugs and medical devices on consenting human volunteers pursuant to a study protocol. Clinical research involves a risk of liability for personal injury or death to patients who participate in the study or who use a product approved by regulatory authorities after the clinical research has concluded, due to, among other reasons, possible unforeseen adverse side effects or improper administration of the drug or device by physicians. In some cases, these patients are already seriously ill and are at risk of further illness or death.

In order to mitigate the risk of liability, the Company seeks to include indemnity provisions in its Clinical Research Services contracts with clients. However, the Company is not able to include indemnity provisions in all of its contracts. The indemnity provisions the Company includes in these contracts would not cover its exposure if:

- the Company had to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity; or
- a client failed to indemnify the Company in accordance with the terms of an indemnity agreement because it did not have the financial ability to fulfill its indemnification obligation or for any other reason.

The Company also carries insurance to cover its risk of liability. However, the Company's insurance is subject to deductibles and coverage limits and may not be adequate to cover claims. In addition, liability coverage is expensive. In the future, the Company may not be able to maintain or obtain liability insurance on reasonable terms, at a reasonable cost or in sufficient amounts to protect it against losses due to claims.

THE COMPANY'S BUSINESS IS SUBJECT TO INTERNATIONAL ECONOMIC, POLITICAL AND OTHER RISKS THAT COULD NEGATIVELY AFFECT ITS RESULTS OF OPERATIONS OR FINANCIAL POSITION

The Company provides most of its services on a worldwide basis. The Company's service revenue from non-U.S. operations represented approximately 54.8% of total service revenue for the year ended June 30, 2004 and approximately 49.2% of total service revenue for the year ended June 30, 2003. In addition, the Company's service revenue from operations in the United Kingdom represented approximately 18.3% of total service revenue for the year ended June 30, 2004 and approximately 18.4% of total service revenue for the year ended June 30, 2003. The Company anticipates that service revenue from international operations may grow in the future. Accordingly, the Company's business is subject to risks associated with doing business internationally, including:

- changes in a specific country's or region's political or economic conditions, including Western Europe, in particular;
- potential negative consequences from changes in tax laws affecting its ability to repatriate profits;
- difficulty in staffing and managing widespread operations;
- unfavorable labor regulations applicable to its European operations;
- changes in foreign currency exchange rates; and
- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions.

THE COMPANY'S OPERATING RESULTS HAVE FLUCTUATED BETWEEN QUARTERS AND YEARS AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE, WHICH COULD AFFECT THE PRICE OF ITS COMMON STOCK

The Company's quarterly and annual operating results have varied and will continue to vary in the future as a result of a variety of factors. For example, the Company's income (loss) from operations was $7.8 million for the quarter ended September 30, 2003, $8.2 million for the quarter ended December 31, 2003, $(1.7) million for the quarter ended March 31, 2004, and $10.3 million for the quarter ended June 30, 2004. Factors that cause these variations include:

- the level of new business authorizations in a particular quarter or year;
- the timing of the initiation, progress, or cancellation of significant project;
- exchange rate fluctuations between quarters or years;
- restructuring charges;
- the mix of services offered in a particular quarter or year;
- the timing of the opening of new offices;
- costs and the related financial impact of acquisitions;
- the timing of internal expansion;
- the timing and amount of costs associated with integrating acquisitions; and

- the timing and amount of startup costs incurred in connection with the introduction of new products, services or subsidiaries.

Many of these factors, such as the timing of cancellations of significant projects and exchange rate fluctuations between quarters or years, are beyond the Company's control.

Approximately 80-85% of the Company's operating costs are fixed in the short term. In particular, a significant portion of the Company's operating costs relate to personnel, which are estimated to have accounted for 65-70% of the Company's total operating costs in fiscal year 2004. As a result, the effect on the Company's revenues of the timing of the completion, delay or loss of contracts, or the progress of client projects, could cause its operating results to vary substantially between reporting periods.

If the Company's operating results do not match the expectations of securities analysts and investors as a result of these factors, the trading price of its common stock will likely decrease.

THE COMPANY'S REVENUE AND EARNINGS ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS

Approximately 54.8% of the Company's service revenue for the year ended June 30, 2004 and approximately 49.2% of the Company's service revenue for the year ended June 30, 2003 were from non-U.S. operations. The Company's financial statements are denominated in U.S. dollars. As a result, changes in foreign currency exchange rate, could have a significant effect on its operating results. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

- Foreign Currency Translation Risk. The revenue and expenses of the Company's foreign operations are generally denominated in local currencies, primarily the British pound and the Euro, and then are translated into U.S. dollars for financial reporting purposes. For the year ended June 30, 2004, approximately 18.3% of total service revenue was denominated in British pounds and approximately 32.2% of total service revenue was denominated in Euros. For the year ended June 30, 2003, approximately 18.4% of total service revenue was denominated in British pounds and approximately 26.7% of total service revenue was denominated in Euros.

- Foreign Currency Transaction Risk. The Company's service contracts may be denominated in a currency other than the functional currency in which it performs the service related to such contracts.

Although the Company tries to limit these risks through exchange rate fluctuation provisions stated in its service contracts, or by hedging transaction risk with foreign currency exchange contracts, it may still experience fluctuations in financial results from its operations outside of the U.S., and may not be able to favorably reduce the currency transaction risk associated with its service contracts.

THE COMPANY'S BUSINESS HAS EXPERIENCED SUBSTANTIAL EXPANSION IN THE PAST AND SUCH EXPANSION AND ANY FUTURE EXPANSION COULD STRAIN ITS RESOURCES IF NOT PROPERLY MANAGED

The Company has expanded its business substantially in the past. Future rapid expansion could strain the Company's operational, human and financial resources. In order to manage expansion, the Company must:

- continue to improve operating, administrative and information systems;
- accurately predict future personnel and resource needs to meet client contract commitments;
- track the progress of ongoing client projects; and
- attract and retain qualified management, sales, professional, scientific and technical operating personnel.

If the Company does not take these actions and is not able to manage the expanded business, the expanded business may be less successful than anticipated, and the Company may be required to allocate additional resources to the expanded business, which it would have otherwise allocated to another part of its business.

The Company may face additional risks in expanding its foreign operations. Specifically, the Company may find it difficult to:

- assimilate differences in foreign business practices, exchange rates and regulatory requirements;
- operate amid political and economic instability;
- hire and retain qualified personnel; and
- overcome language, tariff and other barriers.

THE COMPANY MAY MAKE ACQUISITIONS IN THE FUTURE, WHICH MAY LEAD TO DISRUPTIONS TO ITS ONGOING BUSINESS

The Company has made a number of acquisitions and will continue to review new acquisition opportunities. If the Company is unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, the Company's ability to:

- assimilate the operations and services or products of the acquired company;
- integrate acquired personnel;
- retain and motivate key employees;
- retain customers; and
- minimize the diversion of management's attention from other business concerns.

Acquisitions of foreign companies may also involve additional risks, including assimilating differences in foreign business practices and overcoming language and cultural barriers.

In the event that the operations of an acquired business do not meet the Company's performance expectations, the Company may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE, INCLUDING PROVISIONS OF ITS ARTICLES OF ORGANIZATION AND BY-LAWS AND ITS SHAREHOLDER RIGHTS PLAN, AND MASSACHUSETTS LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OR MANAGEMENT THAT STOCKHOLDERS MAY CONSIDER DESIRABLE

Provisions of the Company's articles of organization, by-laws and its shareholder rights plan, as well as provisions of Massachusetts law, may enable the Company's management to resist acquisition of the Company by a third party, or may discourage a third party from acquiring the Company. These provisions include the following:

- the Company has divided its board of directors into three classes that serve staggered three-year terms;
- the Company is subject to Section 8.06 of the Massachusetts Business Corporation Law which provides that directors may only be removed by stockholders for cause, vacancies in the Company's board of directors may only be filled by a vote of the Company's board of directors and the number of directors may be fixed only by the Company's board of directors;
- the Company is subject to Chapter 110F of the Massachusetts General Laws which limits its ability to engage in business combinations with certain interested stockholders;
- the Company's stockholders are limited in their ability to call or introduce proposals at stockholder meetings; and
- the Company's shareholder rights plan would cause a proposed acquirer of 20% or more of the Company's outstanding shares of common stock to suffer significant dilution.

These provisions could have the effect of delaying, deferring, or preventing a change in control of the Company or a change in the Company's management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's stock. In addition, the Company's Board of Directors may issue preferred stock in the future without stockholder approval. If the Company's Board of Directors issues preferred stock, the holders of common stock would be subordinate to the rights of the holders of preferred stock. The Company's Board of Directors' ability to issue the preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the Company's stock.

THE COMPANY'S STOCK PRICE HAS BEEN AND MAY IN THE FUTURE BE VOLATILE, WHICH COULD LEAD TO LOSSES BY INVESTORS

The market price of the Company's common stock has fluctuated widely in the past and may continue to do so in the future. On August 30, 2004 the closing sale price of the Company's common stock on the NASDAQ National Market was $20.23 per share. During the period from July 1, 2002 to June 30, 2004, the closing sale price of the Company's common stock ranged from a high of $20.96 per share to a low of $8.05 per share. Investors in the Company's common stock must be willing to bear the risk of such fluctuations in stock price and the risk that the value of an investment in the Company's stock could decline.

The Company's stock price can be affected by quarter-to-quarter variations in:

- operating results;
- earnings estimates by analysts;
- market conditions in the industry;
- prospects of health care reform;
- changes in government regulations; and
- general economic conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Company's common stock. Since the Company's common stock has traded in the past at a relatively high price-earnings multiple, due in part to analysts' expectations of earnings growth, the price of the stock could quickly and substantially decline as a result of even a relatively small shortfall in earnings from, or a change in, analysts' expectations.

ITEM 2. PROPERTIES

As of June 30, 2004, the Company occupied approximately 1,400,000 square feet of building space in 51 locations in 35 countries around the world. Except for 26,600 square feet of building space in Poitiers, France, the Company does not own any properties, but leases space under various leases that expire between 2004 and 2022.

The Company's non-U.S. facilities account for approximately 750,000 square feet. In particular, the Company occupies approximately 191,000 square feet in various locations in the United Kingdom, 234,000 square feet in various locations in Germany and 83,000 square feet in various locations in France.

The Company's principal facilities are set forth below:

Facility	Space	Use of Facility	Lease Expiration
Headquarters in Waltham, MA	212,000	CRS, PCG, Perceptive and General & Administrative ("G&A")	2009
Uxbridge, UK	87,000	CRS, PCG, MMS, and G&A	2022
Berlin, Germany	120,000	CRS, PCG, Perceptive and G&A	2013

The following table indicates the approximate square footage of property attributable to each of the Company's operating segments:

	Total Sq. Ft.
CRS	624,500
PCG	243,750
MMS	162,650
Perceptive	82,000
General and Administrative	289,500

See Note 15 to the consolidated financial statements included in Item 8 of this annual report for further information regarding the Company's lease obligations.

ITEM 3. LEGAL PROCEEDINGS

The Company periodically becomes involved in various claims and lawsuits that are incidental to its business. The Company believes, after consultation with counsel, that no matters currently pending would, in the event of an adverse outcome, have a material impact on its consolidated financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION AND HOLDERS

The Company's common stock is traded on the NASDAQ National Market under the symbol "PRXL". The table below shows the high and low bid prices of the common stock for each quarter of the fiscal years ended June 30, 2004 and 2003, respectively, on the NASDAQ National Market. The prices in the table below reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2004		2003	
	High	Low	High	Low
First Quarter	$17.70	$13.35	$14.45	$8.47
Second Quarter	$18.78	$15.28	$13.53	$8.05
Third Quarter	$18.57	$15.80	$14.87	$10.17
Fourth Quarter	$21.00	$17.23	$14.75	$11.80

As of August 30, 2004, there were approximately 71 stockholders of record of the Company's common stock. The number does not include shareholders for which shares were held in a "nominee" or "street" name.

DIVIDENDS

The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividend in the foreseeable future. The Company intends to retain future earnings for the development and expansion of its business.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information about purchases of equity securities by the Company and its affiliated purchasers during the quarter ended June 30, 2004:

Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Appropriate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
04/01/04 - 04/30/04	137,900	$19.05	137,900	$4.8 million
06/01/04 - 06/30/04	48,600	$20.27	48,600	$3.8 million
Total	186,500	$19.36	186,500	

(1) The Company purchased an aggregate of 186,500 shares of its common stock pursuant to the repurchase plan that it publicly announced on September 27, 1999 (the "Plan").

(2) The Company's Board of Directors approved the repurchase by the Company of shares of its common stock having a value of up to $20.0 million in the aggregate pursuant to the Plan. Unless terminated earlier by resolution of the Company's Board of Directors, the Plan will expire when all shares authorized for repurchase have been repurchased by the Company.

There were no repurchases made during the period of July 1, 2003 to December 31, 2003. Repurchases made during the quarter ended March 31, 2004 can be found under Part II, Item 2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

In September 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to $20 million of the Company's common stock. Repurchases are made in the open market subject to market conditions. As of June 30, 2004, the Company had acquired 1,306,100 shares at a total cost of $16.2 million. Subsequent to June 30, 2004, the Company used the remaining $3.8 million authorized under the plan to repurchased 200,500 shares of common stock. In total, the Company acquired 1,506,600 shares at a total cost of $20.0 million.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data of the Company for the five years ended June 30, 2004 are derived from the consolidated financial statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as Item 7 and the consolidated financial statements and related footnotes included as Item 8 in this Form 10-K.

	For the years ended June 30, (in thousands, except per share data and number of employees)				
	2004	2003	2002	2001	2000
OPERATIONS					
Service revenue	$547,216	$522,313	$451,461	$387,560	$378,150
Income (loss) from operations	$24,606(1)	$20,605 (2)	$20,493	$(6,860) (3)	$2,983(4)
Net income (loss)	$13,791	$10,662	$13,235	$(825)	$4,388
Basic earnings (loss) per share	$0.53	$0.42	$0.53	$(0.03)	$0.18
Diluted earnings (loss) per share	$0.51	$0.42	$0.52	$(0.03)	$0.17
FINANCIAL POSITION					
Cash, cash equivalents and marketable securities	$95,607	$82,724	$66,109	$60,949	$90,530
Working capital	$145,408	$134,346	$138,020	$123,488	$123,680
Total assets	$502,996	$464,237	$407,161	$361,534	$351,940
Long-term debt	$471	$644	$432	$12	$104
Stockholders' equity	$246,760	$227,100	$200,077	$177,822	$186,133
OTHER DATA					
Purchase of property and equipment	$27,824	$29,985	$23,808	$18,145	$19,089
Depreciation and amortization	$25,762	$20,656	$17,893	$21,453	$21,934
Number of employees	4,875	5,095	4,930	4,640	4,200
Weighted average shares used in computing:					
Basic earnings (loss) per share	26,010	25,371	24,928	24,637	24,981
Diluted earnings (loss) per share	26,795	25,683	25,582	24,637	25,140

(1) Income from operations for the year ended June 30, 2004 reflects $10.8 million in restructuring charges recorded in the quarter ended March 31, 2004, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities, which were abandoned in June 2001. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(2) Income from operations for the year ended June 30, 2003 reflects $9.4 million in facilities-related restructuring charges related to changes in assumptions for leased facilities, which were previously abandoned in June 2001. The changes in assumptions were caused by the deterioration in the commercial real estate market. See Note 7 to the consolidated financial statements included in Item 8 of this annual report for further detail.

(3) Loss from operations for the year ended June 30, 2001, includes a restructuring benefit of $0.7 million. This consisted of a $1.5 million reduction in previously accrued restructuring charges due to changes in estimates related to the third quarter 2000 restructuring, offset by $0.8 million for exiting a business location in the U.S. Also in the year ended June 30, 2001, the Company recorded restructuring charges of $7.2 million. These charges included $3.1 million of employee severance and related costs for eliminating approximately 125 managerial and staff positions worldwide (44% in the U.S. and 56% in Europe), $3.9 million related to consolidation and abandonment of certain facilities (40% in the U.S. and 60% in Europe), and approximately $0.2 million primarily related to miscellaneous costs associated with the Company's fourth quarter restructuring plan. Additionally, the Company recorded $1.0 million in accelerated depreciation expense due to changes in the estimated useful lives of leasehold improvements in abandoned leased facilities, $0.9 million of one-time asset write-offs, as well as $0.6 million in expenses associated with discontinued services.

(4) Income from operations for the year ended June 30, 2000 reflects $13.1 million related to restructuring and other charges recorded in the quarter ended March 31, 2000, consisting primarily of severance and lease termination costs and $1.0 million related to accelerated depreciation expense due to changes in the estimated useful lives of leasehold improvements on abandoned leased facilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, IVRS, CTMS, web-based portals, systems integration, patient diary application, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company is managed through four business segments, namely, CRS, PCG, MMS and Perceptive.

CRS constitutes the Company's core business and includes clinical trials management and biostatistics and data management, as well as related medical advisory and investigator site services.

PCG provides technical expertise in such disciplines as clinical pharmacology, regulatory affairs, industry training, and management consulting. PCG consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues.

MMS provides a full spectrum of market development, product development, and targeted communications services in support of product launch. MMS also provides health policy consulting and strategic reimbursement services.

Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of services that include medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications. Perceptive is a majority-owned subsidiary of the Company. As of June 30, 2004, the Company owned approximately 97.9% of the outstanding shares of common stock of Perceptive.

Effective July 1, 2004, the Company moved the Clinical Pharmacology unit of PCG into the CRS business segment. As a result of this move, ongoing and historical revenue and direct costs associated with this unit will be moved from PCG to CRS. The Company is currently contemplating other changes directed at improving the operational effectiveness of the Company.

The Company conducts a significant portion of its operations in foreign countries. Approximately 54.8% and 49.2% of the Company's service revenue for the fiscal years ended June 30, 2004 and 2003, respectively, were from non-U.S. operations. Because the Company's financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates can have a significant effect on its operating results. For the fiscal year ended June 30, 2004, approximately 18.3% of total service revenue was denominated in British Pounds and approximately 32.2% of total service revenue was denominated in Euros. For the fiscal year ended June 30, 2003, approximately 18.4% of total service revenue was denominated in British Pounds and approximately 26.7% of total service revenue was denominated in Euros. As a result of the weakened U.S. dollar against the British Pound and the Euro in fiscal year 2004, the Company's revenues and the Company's costs increased in 2004 from the comparable 2003 period.

Approximately 85.0% of the Company's contracts are fixed price, with some variable components, and range in duration from a few months to several years. Cash flow from these contracts typically consists of a down payment required to be paid at the time of contract execution with the balance due in installments over the contract's duration, usually on a milestone achievement basis. Revenue from these contracts is generally recognized as work is performed. As a result, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

Generally, the Company's clients can terminate their contracts with the Company upon thirty to sixty days' notice or can delay execution of services. Clients may terminate or delay contracts for a variety of reasons, including, among others: merger or potential merger related activities involving the client, the failure of products being tested to satisfy safety requirements or efficacy criteria, unexpected or undesired clinical results of the product, client cost reductions as a result of budgetary limits or changing priorities, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the product.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and other financial information. On an ongoing basis, the Company evaluates its estimates and judgments. The Company bases its estimates on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company regards an accounting estimate underlying its financial statements as a "critical accounting estimate" if the nature of the estimate or assumption is material due to level of subjectivity and judgment involved or the susceptibility of such matter to change and if the impact of the estimate or assumption on financial condition or operating performance is material. The Company believes that the following accounting policies are most critical to aid in fully understanding and evaluating its reported financial results:

REVENUE RECOGNITION

Service revenue on fixed-price contracts is recognized as services are performed. The Company measures progress for fixed-price contracts using the concept of proportional performance based upon a unit based output method. This method requires the Company to estimate total expected units, as well as, the costs and revenue per unit. Generally, the assigned financial manager or financial analyst reviews contract estimates on a monthly basis. Adjustments to contract estimates are made in the periods in which the facts that require the revisions become known. Historically, there have not been any significant variations between contract estimates and the actual cost incurred, which were not recovered from clients. In the event that future estimates are materially incorrect, they could materially impact the Company's consolidated results of operations and financial position.

BILLED ACCOUNTS RECEIVABLE, UNBILLED ACCOUNTS RECEIVABLE AND DEFERRED REVENUE

Billed accounts receivable represent amounts for which invoices have been sent to clients. Unbilled accounts receivable represent amounts recognized as revenue for which invoices have not yet been sent to clients. Deferred revenue represents amounts billed or payments received for which revenue has not yet been earned. The Company maintains an allowance for doubtful accounts based on historic collectability and specific identification of potential problem accounts. In the event the Company is unable to collect portions of its outstanding billed or unbilled receivables, there may be a material impact to the Company's consolidated results of operations and financial position.

INCOME TAXES

The Company's global provision for corporate income taxes is calculated using the tax accounting rules established by SFAS No. 109. Income tax expense is based on the distribution of profit before tax amongst the various taxing jurisdictions in which the Company operates, adjusted as required by the tax laws of each taxing jurisdiction. Changes in the distribution of profits and losses between taxing jurisdictions may have a significant impact on the Company's effective tax rate. The provision is a combination of current-year tax liability and future tax liability/benefit that results from differences between book and taxable income that will reverse in future periods. Deferred tax assets and liabilities for these future tax effects are established on the Company's balance sheet. A valuation allowance is established if it is more likely than not that future tax benefits will not be realized. Monthly interim tax provision calculations are prepared during the year. Differences between these interim estimates and the final results for the year could materially impact the Company's effective tax rate and its consolidated results of operations and financial position.

GOODWILL

Goodwill represents the excess of the cost of an acquired business over the fair value of the related net assets at the date of acquisition. Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value. The Company has assessed the impairment of goodwill under SFAS No. 142 in fiscal years 2004 and 2003. The impairment testing involves determining the fair market value of each of the reporting units with which the goodwill was associated and comparing the value with the reporting unit's carrying value. Based on this assessment, there was no impairment identified at June 30, 2004 and 2003. Any future impairment of goodwill could have a material impact to the Company's financial position or its results of operations.

RESULTS OF OPERATIONS

QUARTERLY OPERATING RESULTS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for the years ended June 30, 2004 and 2003:

For the year ended June 30, 2004
(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Service revenue	$132,123	$134,088	$139,899	$141,106	$547,216
Income (loss) from operations	7,820	8,224	(1,684)	10,246	24,606
Net income (loss)	4,732	5,042	(2,484)	6,501	13,791
Diluted earnings (loss) per share	$0.18	$0.19	$(0.10)	$0.24	$0.51

For the year ended June 30, 2003
(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Service revenue	$121,417	$124,942	$135,005	$140,949	$522,313
Income from operations	7,003	1,733	8,281	3,588	20,605
Net income	3,263	142	4,375	2,882	10,662
Diluted earnings per share	$0.13	$0.01	$0.17	$0.11	$0.42

ACQUISITIONS AND IMPACT OF RESTRUCTURING AND OTHER CHARGES

ACQUISITIONS

On March 1, 2004, the Company acquired the remaining outstanding shares of 3Clinical Research AG ("3C"), a clinical research organization with expertise in Phase I and Phase IIa Proof-Of-Concept studies in Berlin, Germany, for $11.7 million in cash. Prior to March 1, 2004, PAREXEL was a minority shareholder of 3C. In connection with this transaction, the Company recorded as goodwill approximately $8.1 million of excess cost over the fair value of the interest in the net assets acquired.

During the first quarter of fiscal year 2004, the Company acquired an additional 10% investment interest in FARMOVS for approximately $1.0 million. FARMOVS is a Clinical Pharmacology unit in South Africa. PAREXEL now has a 70% investment interest in FARMOVS.

On January 31, 2003, the Company acquired 100% of the outstanding stock of FWPS Group Limited (FW Pharma), a provider of software for clinical trial management systems in Birmingham, United Kingdom, for approximately $11.9 million in the form of a combination of cash and shares of the Company's common stock. The Company originally issued an aggregate of 238,095 shares (valued at approximately $3.0 million) of its common stock to stockholders of FWPS Group Limited in connection with the acquisition. Of these shares, 32,854 shares were surrendered back to the Company by FW Pharma stockholders pursuant to the purchase price adjustment provisions of the purchase agreement between the parties. Under the agreement, the Company agreed to make additional payments of up to a maximum of $4.3 million in contingent purchase price if FW Pharma achieved certain established financial and non-financial targets through January 31, 2005. As of June 30, 2004, the Company had made an additional $0.7 million contingent purchase price payment in the form of cash and promissory notes. The remaining maximum contingent obligation is $2.4 million. The promissory notes were all paid in full by the Company as of August 18, 2004. In connection with this transaction, the Company recorded approximately $10.1 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

On October 28, 2002, the Company acquired the assets of Pracon & HealthIQ, a provider of specialized sales and marketing services based in Reston, Virginia and Orange, California, for approximately $1.7 million in cash. Pracon & HealthIQ was a division of Excerpta Medica, Inc. In connection with this transaction, the Company recorded approximately $1.6 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

RESTRUCTURING CHARGES

During the year ended June 30, 2004, the Company recorded restructuring charges totaling $10.8 million, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities abandoned in June 2001. These amounts were recorded in the quarter ended March 31, 2004.

During the year ended June 30, 2003, the Company recorded facilities-related restructuring charges totaling $9.4 million, as a result of changes in assumptions for leased facilities, which were previously abandoned in June 2001. The changes in prior assumptions were caused by a further deterioration in challenging real estate market conditions, which made it difficult to sub-lease the abandoned facilities at previously estimated rental rates. In June 2001, the Company made certain reasonable assumptions based upon market conditions, which indicated that sub-lease payments for these abandoned facilities were probable. The June 2001 restructuring charge involved fourteen properties. The Company has been successful in exiting or subleasing eleven of those properties. After significant effort in trying to sub-lease the remaining properties in a time of a declining commercial real estate market, it became apparent to the Company during fiscal year 2003 that the original assumptions for the remaining three properties were no longer valid under current market conditions.

ANALYSIS BY SEGMENT

The Company evaluates its segment performance and allocates resources based on service revenue and gross profit (service revenue less direct costs), while other operating costs are evaluated on a geographical basis. Accordingly, the Company does not include selling, general, and administrative expenses, depreciation and amortization expense, interest income (expense), other income (expense), and income taxes expense in segment profitability. Service revenue, direct costs and gross profit on service revenue for fiscal years 2004, 2003, and 2002 were as follows:

			2004 vs. 2003			2003 vs. 2002	
($IN THOUSANDS)	2004	2003	Increase (Decrease)	% Change	2002	Increase (Decrease)	% Change
		Restated			*Restated*		
Service revenue:							
CRS	$309,341	$312,847	$(3,506)	-1.1%	$261,727	$51,120	19.5%
PCG	113,117	100,813	12,304	12.2%	94,534	6,279	6.6%
MMS	88,785	83,853	4,932	5.9%	75,213	8,640	11.5%
Perceptive	35,973	24,800	11,173	45.1%	19,987	4,813	24.1%
	$547,216	$522,313	$24,903	4.8%	$451,461	$70,852	15.7%
Direct costs:							
CRS	$186,708	$195,968	$(9,260)	-4.7%	$170,762	$25,206	14.8%
PCG	85,472	80,311	5,161	6.4%	73,141	7,170	9.8%
MMS	64,913	55,741	9,172	16.5%	48,933	6,808	13.9%
Perceptive	18,970	15,156	3,814	25.2%	15,873	(717)	-4.5%
	$356,063	$347,176	$8,887	2.6%	$308,709	$38,467	12.5%
Gross profit:							
CRS	$122,633	$116,879	$5,754	4.9%	$90,965	$25,914	28.5%
PCG	27,645	20,502	7,143	34.8%	21,393	(891)	-4.2%
MMS	23,872	28,112	(4,240)	-15.1%	26,280	1,832	7.0%
Perceptive	17,003	9,644	7,359	76.3%	4,114	5,530	134.4%
	$191,153	$175,137	$16,016	9.1%	$142,752	$32,385	22.7%

Certain fiscal year 2002 and 2003 amounts have been reclassified to conform to the fiscal year 2004 presentation. Specifically, effective July 1, 2003, the Company merged the Conferences and Publishing business of PCG with and into the Meetings and Events business of MMS in order to eliminate duplication and improve synergies. As a result, revenue and direct costs associated with these businesses were moved from PCG to MMS. In addition, the Company combined certain CRS and Corporate Information Technology groups into one organization led by the Company's Corporate Information Systems group in order to capitalize on various synergies in those areas. As a result, ongoing and historical expenses related to CRS activities were shifted from CRS direct costs to selling, general and administrative expenses. Additionally, these financials reflect reclassifications of certain reimbursable expenses of PCG from "Reimbursement Revenue" into "Service Revenue", and from "Reimbursable Out-of-Pocket Expenses" into "Direct Costs." These reclassifications had no impact on the Company's total revenue, expenses, operating income, net income, or balance sheet.

For additional financial information on a segment and geographic basis, see Note 17 to the consolidated financial statements included in Item 8 of this annual report.

FISCAL YEAR ENDED JUNE 30, 2004 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2003

Service revenue increased by $24.9 million, or 4.8%, to $547.2 million for the fiscal year ended June 30, 2004 from $522.3 million for the fiscal year ended June 30, 2003. On a geographic basis, service revenue for the fiscal year ended June 30, 2004 was distributed as follows: The United States $247.3 million (45.2%), Europe $276.1 million (50.5%), and Asia & Other $23.8 million (4.3%). Service revenue for the fiscal year ended June 30, 2003 was distributed as follows: The United States $265.6 million (50.8%), Europe $235.6 million (45.1%), and Asia & Other $21.1 million (4.1%).

On a segment basis, CRS service revenue decreased by $3.5 million, or 1.1%, to $309.3 million for the fiscal year ended June 30, 2004 from $312.8 million in fiscal year 2003, as the result of a favorable $19.2 million effect of foreign exchange fluctuations was more than offset by the impact of a relatively low level of new business wins in the first half of calendar year 2003 and signing of fewer favorable changes-in-scope in the quarter ended June 30, 2004 quarter. PCG service revenue increased by $12.3 million, or 12.2%, to $113.1 million in fiscal year 2004 from $100.8 million in fiscal year 2003. Approximately 10.5% of the total 12.2% increase was attributed to the positive impact of foreign currency fluctuations, with the remaining 1.7% due primarily to incremental revenue from the 3C acquisition that was completed during the third quarter of fiscal year 2004, partly offset by the impact of lower levels of FDA enforcement activity on the group's GMP consulting business. MMS service revenue increased by $4.9 million, or 5.9%, to $88.8 million in fiscal year 2004 from $83.9 million in the same period one year ago. The increase was due primarily to a strong rebound in demand for the group's services during the second half of fiscal year 2004, as well as the effect of the Pracon and HealthIQ acquisition completed in the second quarter of fiscal year 2003. Perceptive service revenue increased by $11.2 million, or 45.1%, to $36.0 million in fiscal year 2004, as compared with $24.8 million in fiscal year 2003. Of the total 45.1% increase, approximately 23.7% was attributed to incremental revenue associated with the FW Pharma acquisition completed during the third quarter of fiscal year 2003, 16.2% resulted from increased demand for the group's medical diagnostic imaging services, and 5.2% was caused by the positive impact of foreign currency fluctuations.

Reimbursement revenue consists of reimbursable out-of-pocket expenses incurred on behalf of, and reimbursable by, clients. It does not yield any gross profit to the Company, nor does it have an impact on net income.

Direct costs increased by $8.9 million, or 2.6%, to $356.1 million in fiscal year 2004 from $347.2 million in fiscal year 2003. On a segment basis, CRS direct costs decreased by $9.3 million, or 4.7%, to $186.7 million in fiscal year 2004 from $196.0 million in fiscal year 2003. The year-over-year decrease in CRS direct costs was due primarily to a reduction in labor costs associated with lower levels of revenue, tighter cost controls, and improved quality and productivity, offset by a 5.9% increase due to the impact of foreign currency fluctuations. As a percentage of service revenue, CRS direct costs for fiscal year 2004 decreased by 2.2 percentage points to 60.4% in fiscal year 2004 from 62.6% in fiscal year 2003 due primarily to tighter cost controls and continued improvements in quality and productivity. PCG direct costs increased $5.2 million, or 6.4%, to $85.5 million in fiscal year 2004 from $80.3 million in fiscal year 2003. The total 6.4% increase was driven by foreign currency fluctuations of approximately 10.0%, partially offset by a 3.6% decrease resulting from tighter cost controls. As a percentage of service revenue, PCG direct costs for the year ended June 30, 2004 decreased by 4.1 points to 75.6% in fiscal year 2004 from 79.7% in the same period one year ago. MMS direct costs increased $9.2 million, or 16.5%, to $64.9 million in fiscal year 2004 from $55.7 million in fiscal year 2003. Of the total 16.5% increase, approximately 4.1% was attributed to increased costs as a result of foreign currency fluctuations, with the remaining 12.4% due primarily to increased labor costs associated with increased staffing needs to support an increased number of projects serviced by the group. As a percentage of service revenue, MMS direct costs increased by 6.6 points to 73.1% in fiscal year 2004 from 66.5% in the same period one year ago primarily reflecting the increased costs described above, coupled with a less favorable revenue mix and the impact of hiring in anticipation of increased business. Perceptive direct costs increased by $3.8 million, or 25.2%, to $19.0 million in fiscal 2004 from $15.2 million in the same period in the last fiscal year. Of the total 25.2% increase, approximately 4.4% was attributed to foreign currency fluctuations, 8.6% was caused by incremental costs associated with the FW Pharma acquisition completed in January 2003, and 12.2% was due primarily to increased labor costs to support business growth. As a percentage of service revenue, Perceptive's direct costs for the year ended June 30, 2004 decreased by 8.4 points to 52.7% in fiscal 2004 from 61.1% in the same period one year ago due primarily to higher revenue and continued productivity improvements.

Selling, general and administrative ("SG&A") expenses increased by $5.5 million, or 4.4%, to $130.0 million in fiscal year 2004 from $124.5 million in fiscal year 2003 due primarily to foreign currency fluctuations. As a percentage of service revenue, SG&A was flat at 23.8% in both fiscal years 2004 and 2003.

Depreciation and amortization ("D&A") expense increased by $5.1 million, or 24.7%, to $25.8 million in fiscal year 2004 from $20.7 million in fiscal year 2003. Of the total 24.7% increase, 6.8% was attributed to incremental amortization expense associated with intangible assets acquired through acquisitions, 3.6% was attributed to impairment charges associated with abandoned leased facilities and other fixed assets, and the remaining 14.3% was due primarily to foreign currency fluctuations and increased capital spending. As a percentage of service revenue, D&A was 4.7% in fiscal year 2004 and 4.0% in fiscal year 2003.

The Company had 4,875 employees at the end of fiscal year 2004 and 5,095 employees at the end of fiscal year 2003. The decrease was due primarily to the elimination of staff positions in an effort to reduce costs and improve efficiency.

Income from operations increased by $4.0 million, or 19.4%, to $24.6 million in fiscal 2004 from $20.6 million in fiscal year 2003 due primarily to an increased level of restructuring charges and the reasons noted in the preceding paragraphs. Income from operations improved by 0.6 points as a percentage of service revenue to 4.5% in fiscal year 2004 from 3.9% in fiscal year 2003.

Total other income (loss) decreased by $0.9 million, or 45.1%, to $(1.2) million in fiscal year 2004 from $(2.1) million in fiscal year 2003. The decrease was due primarily to lower foreign currency exchange losses.

The Company had an effective income tax rate of 39.7% in fiscal year 2004 and 39.2% in fiscal year 2003. Tax rates are a function of profitability in the various taxing jurisdictions in which the Company does business. During fiscal year 2004, the Company released $1.3 million of tax accruals in conjunction with the resolution of certain outstanding tax issues and the favorable results of various tax audits. Without the release of these reserves, the Company's effective income tax rate would have been higher. As of June 30, 2004, the Company has tax loss carryforwards, tax effected, of $11.7 million that are available to offset future tax liabilities based upon future profitability in the different taxing jurisdictions in which PAREXEL operates.

FISCAL YEAR ENDED JUNE 30, 2003 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2002

Service revenue increased by $70.9 million, or 15.7%, to $522.3 million for the fiscal year ended June 30, 2003 from $451.5 million in fiscal year 2002. On a geographic basis, service revenue for the fiscal year ended June 30, 2003 was distributed as follows: The United States $265.6 million (50.8%), Europe $235.6 million (45.1%), and Asia & Other $21.1 million (4.1%). For the fiscal year ended June 30, 2002, service revenue was distributed as follows: The United States $252.6 million (55.9%), Europe $178.3 million (39.5%), and Asia & Other $20.6 million (4.6%).

On a segment basis, CRS service revenue increased by $51.1 million, or 19.5%, to $312.8 million for the fiscal year ended June 30, 2003 from $261.7 million in fiscal year 2002. Of the total 19.5% increase, approximately 6.7% was attributed to the positive impact of foreign currency fluctuations, with the remaining 12.8% due primarily to higher business volume in Phases IIIb and IV of the clinical trials business, increases in activity with the biotech client sector and the impact of changes in scope. PCG service revenue increased by $6.3 million, or 6.6%, to $100.8 million in the fiscal year ended June 30, 2003 from $94.5 million in fiscal year 2002 due primarily to the positive impact of foreign currency fluctuations. MMS service revenue increased by $8.6 million, or 11.5%, to $83.9 million in fiscal year 2003 from $75.2 million in the same period one year ago. Of the total 11.5% increase, approximately 6.6% was attributed to incremental revenue from the Pracon and HealthIQ acquisition completed during the second quarter of fiscal year 2003, while the remaining 4.9% was caused by an increase in the number of projects serviced by the group. Perceptive service revenue increased by $4.8 million, or 24.1%, to $24.8 million in fiscal year 2003 as compared with $20.0 million in fiscal year 2002. Of the total 24.1% increase, approximately 18.8% was attributed to incremental revenue associated with the FW Pharma acquisition completed during the third quarter of fiscal year 2004, 3.5% was attributed to the positive impact of foreign currency fluctuations, and the remaining 1.8% was principally attributed to new business growth in web, voice, and data product offerings.

Reimbursement revenue consists of reimbursable out-of-pocket expenses incurred on behalf of, and reimbursable by, clients. It does not yield any gross profit to the Company, nor does it have an impact on net income.

Direct costs increased by $38.5 million, or 12.5%, to $347.2 million in fiscal year 2003 from $308.7 million in fiscal year 2002. On a segment basis, CRS direct costs increased by $25.2 million, or 14.8%, to $196.0 million for fiscal year 2003 from $170.8 million in fiscal year 2002. Of the total 14.8% increase, approximately 6.4% was attributed to increased costs as a result of foreign currency fluctuations, and the remaining 8.4% was due primarily to higher labor costs associated with business growth. As a percentage of service revenue, CRS direct costs for fiscal year 2003 decreased by 2.6 percentage points to 62.6% in fiscal year 2003 from 65.2% in fiscal year 2002 due primarily to improved operational labor efficiencies, and leveraging of strong business growth. PCG direct costs increased $7.2 million, or 9.8%, to $80.3 million in fiscal year 2003 from $73.1 in fiscal year 2002. Of the total 9.8% increase, approximately 1.6% was attributed to severance costs and the remaining 8.2% was due primarily to increased costs as a result of foreign currency fluctuations. As a percentage of service revenue, PCG direct costs for fiscal year 2003 increased by 2.4 percentage points to 79.7% in fiscal year 2003 from 77.3% in fiscal year 2002 due primarily to unfavorable business mix. MMS direct costs increased $6.8 million, or 13.9%, to $55.7 million in fiscal year 2003 from $48.9 million in fiscal year 2002. Of the total 13.9% increase, approximately 5.5% was attributed to the negative impact of foreign currency fluctuations, 4.6% was attributed to incremental labor costs associated with the Pracon and HealthIQ acquisition, and the remaining 3.8% was due primarily to increased labor costs associated with an increased number of projects serviced by the group. As a percentage of service revenue, MMS direct costs increased by 1.4 points to 66.5% in fiscal year 2003 from 65.1% in fiscal year 2002. Perceptive direct costs decreased by $0.7 million, or 4.5%, to $15.2 million in fiscal year 2003 from $15.9 million in fiscal year. An incremental increase in direct costs associated with the FW Pharma acquisition of approximately 4.9% was offset by a decrease in physician reader costs and lower labor costs. As a percentage of service revenue, Perceptive's direct costs for fiscal year 2003 decreased by 18.3 percentage points to 61.1% in fiscal year 2003 from 79.4% in the same period one year ago, due primarily to a more favorable business mix, lower physician reader costs, and better labor cost leveraging.

SG&A expenses increased by $20.1 million, or 19.3%, to $124.5 million in fiscal year 2003 from $104.4 million in fiscal year 2002. Of the total 19.3% increase, approximately 8.7% was caused by foreign currency fluctuations, and approximately 2.6% was attributed to incremental expenses associated with the Pracon & HealthIQ and FW Pharma acquisitions, while the remaining 8.0% increase was driven primarily by increased selling and marketing expenses, higher research and development costs and the impact of recording $2.4 million in severance costs. As a percentage of service revenue, SG&A expenses increased by 0.7 percentage points to 23.8% in the fiscal year ended June 30, 2003 as compared with 23.1% in the fiscal year ended June 30, 2002.

The Company had 5,095 employees at the end of fiscal year 2003 and 4,930 employees at the end of fiscal year 2002. The increase was due primarily to the acquisitions of Pracon & HealthIQ and FW Pharma, as well as hiring of additional employees to support revenue growth.

D&A expense increased by $2.8 million, or 15.4 %, to $20.7 million in fiscal year 2003 from $17.9 million in fiscal year 2002 due primarily to higher expenses as a result of foreign currency fluctuations and an increase in capital spending of $6.2 million over fiscal year 2002. As a percentage of service revenue, D&A was 4.0% for fiscal years 2003 and 2002.

Income from operations increased marginally to $20.6 million in fiscal year 2003 from $20.5 million one year ago. Income from operations decreased as a percentage of service revenue to 3.9% in fiscal year 2003 from 4.5% in the fiscal year 2002 due to the reasons noted in the preceding paragraphs. Facilities-related restructuring charges of $9.4 million recorded during the fiscal year 2003 had an adverse impact on operating margin of 1.8 points.

Total other income/(loss) was $(2.1) million in fiscal year 2003 and $2.4 million in fiscal year 2002. The decrease was due primarily to a year-over-year increase in foreign exchange losses of $4.5 million, as a result of a weakening of the U.S. dollar versus both the British Pound and the Euro.

The Company had an effective income tax rate of 39.2% in fiscal year 2003 compared with 39.3% in fiscal year 2002. Any future changes in the mix of taxable income in the different jurisdictions in which the Company operates could materially impact the Company's effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and growth, including acquisition costs, with cash flow from operations and proceeds from the sale of equity securities. Investing activities primarily reflect acquisition costs and capital expenditures for information systems enhancements.

Approximately 85.0% of the Company's contracts are fixed price, with some variable components, and range in duration from a few months to several years. Cash flow from these contracts typically consists of a down payment required to be paid at the time of contract execution with the balance due in installments over the contract's duration, usually on a milestone achievement basis. Revenue from these contracts is generally recognized as work is performed. As a result, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

DAYS SALES OUTSTANDING

The Company's operating cash flow is heavily influenced by changes in billed and unbilled receivables and deferred revenue. These account balances as well as days sales outstanding in accounts receivable, net of deferred revenue, can vary based on contractual milestones and the timing and size of cash receipts. Days sales outstanding ("DSO") in accounts receivable, net of deferred revenue, was 36 days at June 30, 2004 compared with 45 days at June 30, 2003. The decrease in DSO as of June 30 2004 as compared with June 30, 2003 was due primarily to improved billing practices and increased collection activities, as well as a higher level of deferred revenue. Accounts receivable, net of the allowance for doubtful accounts, was $222.0 million ($127.5 million in billed accounts receivable and $94.5 million in unbilled accounts receivable) at June 30, 2004 and $222.7 million ($144.0 million in billed accounts receivable and $78.7 million in unbilled accounts receivable) at June 30, 2003. Deferred revenue was $145.4 million at June 30, 2004 and $130.7 million at June 30, 2003. Days sales outstanding is calculated by adding the end-of-period balances for billed and unbilled account receivables, net of deferred revenue and allowances for doubtful accounts, then dividing the resulting amount by gross revenue (service revenue, reimbursement revenue, and investigator fees) for the most recent quarter, and multiplying the resulting fraction by the number of days in the quarter.

CASH FLOWS

Net cash provided by operating activities for the fiscal year 2004 totaled $50.2 million and was generated from $13.8 million of net income, $25.8 million related to non-cash charges for depreciation and amortization expense, $15.8 million associated with a decrease in accounts receivable (net of allowance for doubtful accounts and deferred revenue), and a $7.5 million decrease in deferred tax assets and other sources, offset by a $10.1 million decrease in accounts payable, other current liabilities and other liabilities, and a $2.6 million increase in prepaid expenses and other assets. Net cash provided by operating activities for the fiscal year 2003 totaled $47.8 million and was generated from $10.7 million of net income, $20.7 million related to depreciation and amortization expense, a $15.4 million decrease in accounts receivable (net of allowance of doubtful accounts and deferred revenue), a $9.4 million increase in various current and non-current liabilities, and $0.6 million in minority interest in net income of a consolidated subsidiary, offset by a $4.1 million increase in other assets, a $3.4 million increase in deferred tax assets, and a $1.5 million increase in prepaid and other current assets.

Net cash used by investing activities for fiscal year 2004 totaled $63.0 million, and consisted primarily of $27.8 million of equipment purchases (primarily for software and hardware), $21.9 million of net purchases of marketable securities (net of proceeds from sale of securities), and $13.4 million used for the acquisition of 3C. Net cash used by investing activities for fiscal year 2003 totaled $10.0 million and consisted principally of $30.0 million used for capital expenditures (mainly computer software/hardware and leasehold improvements) and $11.1 million used for the acquisitions of Pracon & HealthIQ and FW Pharma, partly offset by $30.6 million of net proceeds from the sale of marketable securities (net of security purchases).

Net cash used in financing activities for fiscal year 2004 totaled $0.1 million as $7.4 million generated from the issuance of common stock in connection with the Company's stock option and employee stock purchase plans and $0.5 million from borrowings under lines-of-credit were essentially offset by $8.1 million used to repurchase the Company's common stock pursuant to its stock repurchase program. Net cash provided by financing activities for the fiscal year 2003 totaled $3.7 million and was primarily generated by proceeds from the issuance of common stock in conjunction with the Company's stock option and employee stock purchase plans.

LINES OF CREDIT

The Company has a line of credit with ABN AMRO Bank, NV in the amount of Euro 12.0 million. This line-of-credit is not collateralized, is payable on demand, and bears interest at a rate ranging between 3% to 5%. The line-of-credit may be revoked or cancelled by the Bank at any time at their discretion The Company primarily entered into this line-of-credit to facilitate business transactions with the bank. At June 30, 2004, the Company had approximately Euro 12.0 million available under this line of credit.

The Company has other foreign lines-of-credit with banks totaling approximately $1.8 million. These lines are used as overdraft protection and bear interest at rates ranging from 4% to 6%. The lines of credit are payable on demand and are supported by PAREXEL International Corporation. At June 30, 2004, the Company had approximately $1.8 million available under these credit arrangements.

The Company has a cash pooling arrangement with ABN AMRO Bank. Pooling occurs when debit balances are offset against credit balances and the net position is used as a basis by the Bank for interest calculation. Each legal entity owned by the Company and party to this arrangement remains the owner of either a credit or debit balance. Therefore, interest income is earned in legal entities with credit balances, while interest expense is charged in legal entities with debit balances. Based on the pool's overall balance, the Bank then (1) recalculates the overall interest to be charged or earned, (2) compares this amount with the sum of previously charged/earned interest amounts per account and (3) additionally pays/charges the difference. Interest income and interest expense are recorded separately in the Company's consolidated statements of operations.

FINANCING NEEDS

The Company's primary cash needs are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, acquisition-related costs, capital expenditures, and facilities-related expenses. The Company's principal source of cash is from contracts with clients. If the Company is unable to generate new contracts with existing and new clients and/or if the level of contract cancellations increases, revenue and cash flow will be adversely affected (see "Risk Factors" for further detail). Absent a material adverse change in the level of the Company's new business bookings or contract cancellations, PAREXEL believes that its existing capital resources together with cash flow from operations and borrowing capacity under existing lines of credit will be sufficient to meet its foreseeable cash needs over the next 12 months and on a longer term basis.

In the future, the Company expects to consider acquiring businesses to enhance its service offerings, expand its therapeutic expertise, and/or increase its global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuance of equity or debt securities. The Company may be unable to secure such financing on terms acceptable to the Company.

The Company expects capital expenditures to total approximately $25.0 million in fiscal year 2005.

On September 9, 2004, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to $20 million of the Company's common stock to be repurchased in the open market subject to market conditions.

CONTINGENT LIABILITIES AND GUARANTEES

The Company's contractual obligations and commitments for fiscal years subsequent to June 30, 2004 are as follows:

($IN THOUSANDS)	2005	2006	2007	2008	2009	Thereafter	Total
Operating leases	$30,250	$26,330	$23,006	$21,058	$16,873	$53,985	$171,502
Obligations under capital leases	105	114	92	-	-	-	311
Total	$30,355	$26,444	$23,098	$21,058	$16,873	$53,985	$171,813

In association with the FW Pharma acquisition as discussed in Note 3 to the consolidated financial statements included in Item 8 of this annual report, as of June 30, 2004, the Company is obligated to make a maximum additional payments of $2.4 million in contingent purchase price if FW Pharma achieves certain established financial targets through January 31, 2005.

The Company has letter-of-credit agreements with banks totaling approximately $1.0 million guaranteeing performance under various operating leases and vendor agreements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to the Company.

FOREIGN CURRENCY EXCHANGE RATES

The Company derived approximately 55.0% of its service revenue for fiscal year 2004, 49.0% of its service revenue for fiscal year 2003 and 43.0% of its service revenue for fiscal year 2002, from operations outside of the U.S. The Company does not have significant operations in countries in which the economy is considered to be highly inflationary. The Company's financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between foreign currencies and the U.S. dollar will affect the translation of financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results.

The Company may be subjected to foreign currency transaction risk when the Company's foreign subsidiaries enter into contracts denominated in a currency other than the foreign subsidiary's functional (local) currency. To the extent the Company is unable to shift the effects of currency fluctuations to its clients, foreign exchange fluctuations as a result of currency exchange losses could have a material effect on the Company's results of operations. The Company has implemented a derivative hedging policy during the fourth quarter of fiscal year 2004 to hedge certain foreign denominated accounts receivable and intercompany payables. Derivatives are accounted for in accordance with FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133").

The Company occasionally enters into other currency exchange contracts to offset the impact of currency fluctuations. These currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under FAS 133. The Company does not expect gains or losses on these contracts to have a material impact on its financial results. During fiscal years 2004 and 2003, the Company recorded foreign-exchange losses of $1.8 million and $1.9 million, respectively.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

RELATED PARTY TRANSACTIONS

During the third quarter of fiscal year 2004, the Company disposed of a small business by closing an asset sale arrangement with a former non-officer employee. In association with the transaction, the buyer issued a four-year promissory note to the Company. Payments on the promissory note are due on a quarterly basis, commencing on June 30, 2004. All gains and losses from this transaction have been deferred until the promissory note is paid in full.

During the first quarter of fiscal year 2004, an officer of the Company exercised a stock option for 60,000 shares of the Company's common stock and surrendered to the Company 25,714 shares of the Company's common stock as payment of the exercise price. The shares surrendered were owned by the officer for more than six months and their value was set by the closing price per share of the Company's common stock as quoted on the NASDAQ National Market for the last trading day immediately preceding the date of exercise. The officer elected to defer receipt of 34,286 of the option shares exercised pursuant to the Company's Non-Qualified Deferred Compensation Plan. There was no compensation expense recorded in association with this transaction and all of the shares of common stock are issued and outstanding.

The Company contributed the shares of stock of FWPS Group Limited, a company organized under the laws of the United Kingdom, which it acquired in January 2003, to its majority owned subsidiary, Perceptive Informatics, Inc., in July 2003. Perceptive issued shares of common stock to PAREXEL International Trust, a wholly owned subsidiary of the Company, as consideration for this contribution. As a result of the transaction, the Company's ownership in Perceptive increased from 97.4% to 98.2% in July 2003. Certain executive officers and directors of the Company own 0.87% of the issued and outstanding common stock of Perceptive. The terms of this transactions were approved by an independent committee of the Board of Directors of the Company, the member of which neither serve as Director of, nor own any shares of stock of Perceptive and using a valuation prepared by an independent third party.

During the years ended June 30, 2004 and 2003, certain members of the Company's Board of Directors were affiliated with companies in which PAREXEL is a minority shareholder. The total sum of all of these investments by PAREXEL was $0.9 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2003, the Emerging Issues Task Force ("EITF") issued EITF No. 03-1. *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.* EITF No. 03-1 requires new tabular and narrative disclosure items effective for fiscal years ending after December 15, 2003. Companies are required to provide expanded information about their debt and marketable securities with market values below carrying values. The narrative information must include positive and negative information management considered in concluding the unrealized loss was not other-than-temporary and therefore was not recognized in earnings. The Company's adoption of ETIF No. 03-1 is not expected to require additional disclosure.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency rates, interest rates, and other relevant market rate or price changes. In the ordinary course of business, the Company is exposed to market risk resulting from changes in foreign currency exchange rates, and the Company regularly evaluates its exposure to such changes. The Company's overall risk management strategy seeks to balance the magnitude of the exposure and the costs and availability of appropriate financial instruments.

FOREIGN CURRENCY EXCHANGE RATES

The Company may be subjected to foreign currency transaction risk when the Company's foreign subsidiaries enter into contracts or incur liabilities denominated in a currency other than the foreign subsidiary's functional currency. For the year ended June 30, 2004, approximately 18.3% of total service revenue was denominated in British pounds and approximately 32.2% of total service revenue was denominated in Euros. The Company has implemented a derivatve policy during the fourth quarter of fiscal year 2004 to hedge certain foreign denominated accounts receivable and intercompany payables. Derivatives are accounted for in accordance with FAS 133.

Occasionally, the Company enters into other foreign currency exchange contracts to offset the impact of currency fluctuations. These currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under FAS 133. The notional contract amount of these outstanding currency exchange contracts was approximately $10.4 million at June 30, 2004. The potential gain or loss in the fair value of these currency exchange contracts that would result from a hypothetical change of 10% in exchange rates would be approximately $1.1 million.

INTEREST RATES

The Company's exposure to interest rate changes is minimal as the level of long-term debt the Company has is minimal. Long-term debt was approximately $0.5 million as of June 30, 2004 and $0.6 million as of June 30, 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended June 30,		
	2004	2003 *Restated*	2002 *Restated*
Service revenue	$547,216	$522,313	$451,461
Reimbursement revenue	111,387	96,902	113,463
Total revenue	658,603	619,215	564,924
Costs and expenses:			
Direct costs	356,063	347,176	308,709
Reimbursable out-of-pocket expenses	111,387	96,902	113,463
Selling, general and administrative	129,989	124,502	104,366
Depreciation and amortization	25,762	20,656	17,893
Restructuring charges	10,796	9,374	-
Total costs	633,997	598,610	544,431
Income from operations	24,606	20,605	20,493
Interest income	5,550	4,403	2,693
Interest expense	(4,686)	(3,240)	(1,452)
Other income (loss), net	(2,027)	(3,281)	1,200
Total other income (loss)	(1,163)	(2,118)	2,441
Income before provision for income taxes and minority interest	23,443	18,487	22,934
Provision for income taxes	9,313	7,250	9,013
Minority interest	339	575	686
Net income	$13,791	$10,662	$13,235
Earnings per share:			
Basic	$0.53	$0.42	$0.53
Diluted	$0.51	$0.42	$0.52
Weighted average shares:			
Basic	26,010	25,371	24,928
Diluted	26,795	25,683	25,582

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$60,686	$69,734
Marketable securities (Note 4)	34,921	12,990
Billed and unbilled accounts receivable, net (Note 5)	221,956	222,726
Prepaid expenses	11,681	12,087
Current deferred tax assets	29,710	27,604
Income tax receivable	1,834	-
Other current assets	4,694	4,936
Total current assets	365,482	350,077
Property and equipment, net (Note 6)	68,983	61,924
Goodwill (Note 2)	41,002	29,803
Other intangible assets, net (Note 2)	10,636	5,763
Non-current deferred tax assets	10,160	10,043
Other assets	6,733	6,627
Total assets	$502,996	$464,237
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$768	$118
Accounts payable	15,917	14,462
Deferred revenue	145,409	130,650
Accrued expenses	14,805	13,766
Accrued restructuring charges (Note 7)	5,481	8,750
Accrued employee benefits and withholdings	28,577	37,849
Current deferred tax liabilities	4,424	2,557
Income taxes payable	-	1,801
Other current liabilities	4,693	5,778
Total current liabilities	220,074	215,731
Long-term debt	471	644
Non-current deferred tax liabilities	18,100	10,674
Long-term accrued restructuring charges (Note 7)	7,944	-
Other liabilities	5,886	6,092
Total liabilities	252,475	233,141
Commitments and contingencies (Note 15)		
Minority interest in subsidiary	3,761	3,996
Stockholders' equity:		
Preferred stock--$.01 par value; shares authorized: 5,000,000 at June 30, 2004 and June 30, 2003; Series A Junior Participating Preferred Stock - 50,000 shares designated, none issued and outstanding		
Common stock--$.01 par value; shares authorized: 50,000,000 at June 30, 2004 and 2003; shares issued: 26,522,178 and 26,683,055 at June 30, 2004 and 2003, respectively; shares outstanding: 26,077,078 and 25,822,055 at June 30, 2004 and 2003, respectively	275	267
Additional paid-in capital	175,126	174,734
Treasury stock, shares at cost: 445,100 and 861,000 shares at June 30, 2004 and 2003, respectively	(8,056)	(8,165)
Retained earnings	76,908	63,117
Accumulated other comprehensive income (loss)	2,507	(2,853)
Total stockholders' equity	246,760	227,100
Total liabilities and stockholders' equity	$502,996	$464,237

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share and per share data)

	Common Stock							
	Number Of Shares	Par Value	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings (Accum. Deficit)	Accum. Other Compre-hensive Income (Loss)	Total Stock-holders' Equity	Compre-hensive Income/ (Loss)
Balance at June 30, 2001	24,775,220	$257	$164,141	$(8,165)	$39,220	$(17,631)	$177,822	$(8,529)
Shares issued under stock option/ purchase plans	397,588	4	3,263				3,267	
Income tax benefit from exercise of stock options			425				425	
Foreign currency translation adjustment						5,328	5,328	5,328
Net income					13,235		13,235	13,235
Balance at June 30, 2002	25,172,808	$261	$167,829	$(8,165)	$52,455	$(12,303)	$200,077	$18,563
Shares issued under stock option/ purchase plans	411,152	4	3,797				3,801	
Shares issued for acquisitions	238,095	2	2,887				2,889	
Income tax benefit from exercise of stock options			221				221	
Foreign currency translation adjustment						9,450	9,450	9,450
Net income					10,662		10,662	10,662
Balance at June 30, 2003	25,822,055	$267	$174,734	$(8,165)	$63,117	$(2,853)	$227,100	$20,112
Shares issued under stock option/ purchase plans	769,952	8	7,414				7,422	
Shares issued under subsidiary option plan			64				64	
Shares surrendered for the exercise of stock options	(25,714)		450	(450)			-	
Share surrendered for the settlement of an outstanding non-trade receivable	(11,261)			(177)			(177)	
Shares repurchased in the open market	(445,100)			(8,056)			(8,056)	
Adjustment to shares issued for acquisition	(32,854)							
Re-designated shares to authorized but not issued shares			(8,792)	8,792				
Income tax benefit from exercise of stock options			1,256				1,256	
Net unrealized loss on marketable securities						(98)	(98)	(98)
Foreign currency translation adjustment						5,458	5,458	5,458
Net income					13,791		13,791	13,791
Balance at June 30, 2004	26,077,078	$275	$175,126	$(8,056)	$76,908	$2,507	$246,760	$19,151

The accompanying notes are an integral part of the consolidated financial statements.

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended June 30, 2004	2003	2002
Cash flow from operating activities:			
Net income	$13,791	$10,662	$13,235
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Minority interest in net income of consolidated subsidiary	339	575	686
Depreciation and amortization	25,762	20,656	17,893
(Gain) loss on disposal of assets	157	122	(963)
Deferred income taxes	7,070	(3,379)	(6,206)
Allowance for doubtful accounts	(1,798)	1,391	47
Change in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	3,844	3,114	(16,911)
Prepaid expenses and other current assets	1,626	(1,469)	(1,962)
Other assets	(4,256)	(4,144)	(737)
Accounts payable	1,259	2,935	(14,727)
Deferred revenue	13,772	10,904	20,614
Other current liabilities	(18,954)	5,445	10,205
Other liabilities	7,561	1,005	1,140
Net cash provided by operating activities	50,173	47,817	22,314
Cash flow from investing activities:			
Purchases of marketable securities	(159,706)	(204,589)	(364,594)
Proceeds from sale of marketable securities	137,775	235,229	324,323
Purchases of property and equipment	(27,823)	(29,985)	(23,808)
Acquisition of business, net of cash acquired	(13,422)	(11,131)	(1,793)
Proceeds from sale of assets	143	488	1,945
Net cash used in investing activities	(63,033)	(9,988)	(63,927)
Cash flow from financing activities:			
Proceeds from issuance of common stock	7,422	3,801	3,267
Payments to repurchase common stock	(8,056)	-	-
Borrowings (repayments) under lines of credit and long-term debt	477	(92)	45
Proceeds from issuance of subsidiary's common stock	64	-	-
Net cash provided (used) by financing activities	(93)	3,709	3,312
Effect of exchange rate changes on cash and cash equivalents	3,905	5,717	3,190
Net increase (decrease) in cash and cash equivalents	(9,048)	47,255	(35,111)
Cash and cash equivalents at beginning of year	69,734	22,479	57,590
Cash and cash equivalents at end of year	$60,686	$69,734	$22,479

The accompanying notes are an integral part of the consolidated financial statements

PAREXEL INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	For the years ended June 30,		
	2004	**2003**	**2002**
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$4,585	$3,236	$1,448
Income taxes	$2,838	$16,343	$9,975
Supplemental disclosures of non-cash investing activities			
Asset purchased under capital lease	-	-	$525
Fair value of assets acquired and goodwill	$17,501	$21,294	$2,928
Liabilities and minority interest assumed	(4,079)	(7,213)	(1,135)
Cash paid and common stock issued for acquisitions	$13,422	$14,081	$1,793
Supplemental disclosures of non-cash financing activities			
Income tax benefit from exercise of stock options	$1,256	$221	$425

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

The Company is a leading bio/pharmaceutical services company, providing a broad range of expertise in clinical research, medical marketing, consulting and informatics and advanced technology products and services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to provide solutions for managing the bio/pharmaceutical product lifecycle with the goal of reducing the time, risk and cost associated with the development and commercialization of new therapies. Since its founding in 1983, PAREXEL has developed significant expertise in processes and technologies supporting this strategy. The Company's product and service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, IVRS, CTMS, web-based portals, systems integration, patient diary applications, and other drug development consulting services. The Company believes that its comprehensive services, depth of therapeutic area expertise, global footprint and related access to patients, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of PAREXEL International Corporation, its wholly owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Reclassifications

Certain fiscal year 2003 amounts have been reclassified to conform to the fiscal year 2004 presentation. Specifically, effective July 1, 2003, the Company merged the Conferences and Publishing business of PCG with and into the Meetings and Events business of MMS in order to eliminate duplication and improve synergies. As a result, revenue and direct costs associated with these businesses were moved from PCG to MMS. In addition, the Company combined certain CRS and Corporate Information Technology groups into one organization led by the Company's Corporate Information Systems group in order to capitalize on various synergies in those areas. As a result, ongoing and historical expenses related to CRS activities were shifted from CRS direct costs to selling, general and administrative expenses. Additionally, these financials reflect reclassifications of certain reimbursable expense of PCG from "Reimbursement Revenue" into "Service Revenue", and from "Reimbursable Out-of-Pocket Expenses" into "Direct Costs." The reclassification had no impact to the Company's total revenue, expenses, operating income, net income, or balance sheet.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Revenue Recognition

In the Company's CRS, PCG and MMS business units, fixed-price contract revenue is recognized as services are performed. The Company measures progress for fixed price contracts using the concept of proportional performance based upon a unit based output method. Under the unit based output method, output units are predefined in the contract and revenue is recognized based upon completion of such output units.

In the Company's Perceptive business unit, software revenue is recognized based on percentage of completion in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and the relevant guidance provided by SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", due to the significant nature of customization of each project.

Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contact cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimates indicate a loss, such loss is provided in the current period in its entirety. Unbilled accounts receivable represent revenue recognized in excess of amounts billed. Deferred service revenue represents amounts billed in excess of revenue recognized.

Reimbursable out-of-pocket expenses are reflected in the Company's Consolidated Statements of Operations under "Reimbursement Revenue" and "Reimbursable Out-of-Pocket Expenses".

As is customary in the industry, the Company routinely subcontracts on behalf of its clients with independent physician investigators in connection with clinical trials. These investigator fees are not reflected in PAREXEL's Service Revenue, Reimbursement Revenue, Reimbursable Out-of-Pocket Expenses, and/or Direct Costs, since such fees are reimbursed by clients on a "pass through basis", without risk or reward to the Company. The amounts of these investigator fees were $92.5 million, $78.6 million and $74.6 million for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Cash, Cash Equivalents, Marketable Securities, and Financial Instruments

The Company considers all highly liquid investments purchased with original maturities of 30 days or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than 30 days. Marketable securities are classified as "available for sale" and are carried at fair market value, which approximates amortized cost.

Concentration of Credit Risk

Financial instruments, which may potentially expose the Company to concentrations of credit risk, include trade accounts receivable. However, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. In fiscal year 2004, the Company's largest client accounted for 8% of consolidated service revenue. In fiscal years 2003 and 2002, one client, AstraZeneca PLC, accounted for 11% of consolidated service revenue. The accounts receivable balance for AstraZeneca PLC was $28.2 at June 30, 2003 and $23.4 million at June 30, 2002.

Allowance for Doubtful Accounts

PAREXEL establish a specific allowance for customers when the Company becomes aware that they will not meet their financial obligation. Customer accounts are reviewed individually on a regular basis and appropriate reserves are established as deemed appropriate.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method based on estimated useful lives of 40 years for buildings, 3 to 8 years for computer hardware and software, and 5 years for office furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are expensed as incurred.

Development of Software for Internal Use

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. These costs are included in computer software in Note 6 below and the amount was $33.7 million at June 30, 2004 and $26.7 million at June 30, 2003. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Research and Development Costs

The Company incurs ongoing research and development costs related to core technologies used internally as well as software and technology sold externally. Unless eligible for capitalization, these costs are expensed as incurred. Research and development expense was $4.0 million and $2.2 million in fiscal year 2004 and 2003, respectively, and is included in Selling, General and Administrative expenses in the consolidated statements of operations.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense was $2.6 million and $2.2 million in fiscal years 2004 and 2003, respectively.

Goodwill

Effective July 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". Under this statement, goodwill as well as certain other intangible assets, determined to have an indefinite life, are no longer amortized. Instead, these assets are reviewed for impairment at least annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the carrying value of the reporting unit below its fair value. The Company has performed its annual impairment test, with no evidence of impairment to the Company's goodwill for fiscal years 2004 and 2003.

The changes in the carrying amount of goodwill for fiscal years 2004 and 2003 were as follows (in thousands):

Carrying amount as of June 30, 2002	$12,257
Add: Pracon & HealthIQ	1,632
FW Pharma	9,445
Effect of change in rates used for translation and adjustments	6,469
Carrying amount as of June 30, 2003	$29,803
Add: FW Pharma	703
3 Clinical Research	8,056
Effect of change in rates used for translation and adjustments	2,440
Carrying amount as of June 30, 2004	$41,002

Intangible Assets

Intangible assets consist primarily of technology and customer lists acquired through acquisitions completed by the Company in fiscal years 2004 and 2003. (see Note 3 of these notes to the consolidated financial statements below). The estimated useful lives for all intangible assets are between 3 to 10 years.

The changes in the carrying amount of intangible assets for fiscal years 2004 and 2003 were as follows (in thousands):

Carrying amount as of June 30, 2002	$2,506
Add: Pracon & HealthIQ	408
FW Pharma	5,588
Amortization	(487)
Effect of change in rates used for translation and adjustments	(2,252)
Carrying amount as of June 30, 2003	$5,763
Add: 3 Clinical Research	5,805
Amortization	(1,412)
Effect of change in rates used for translation and adjustments	480
Carrying amount as of June 30, 2004	$10,636

Amortization expense was $1.4 million, $0.5 million and $0.06 million for the fiscal years ended June 30, 2004, 2003, and 2002, respectively. Estimated amortization expense for the next five years is as follows:

2004	$2,213
2005	$2,204
2006	$2,162
2007	$2,162
2008	$1,683

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future tax consequences (utilizing current tax rates) of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for the estimated future tax benefits of deductible temporary differences and tax operating loss and credit carryforwards and are net of valuation allowances established in jurisdictions where the realization of those benefits is questionable. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

Foreign Currency

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates that are in effect on the balance sheet date and equity accounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates, which are in effect during the year. Translation adjustments are accumulated in other comprehensive income/(loss) as a separate component of stockholders' equity in the consolidated balance sheet. Transaction gains and losses are included in other income in the consolidated statements of operations. Transaction gains/(losses), net of foreign currency exchange contract gains and losses were $(1.8) million, $(1.9) million and $0.2 million in fiscal years 2004, 2003, 2002, respectively.

Earnings Per Share

Earnings per share has been calculated in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan.

Stock-Based Compensation

The Company accounts for employee stock awards using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", as described by Financial Accounting Standards Board ("FASB") Interpretation No. 44. Accordingly, no compensation expense is recognized if the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148 for disclosure purposes only.

The fair value for options granted was estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the three years ended June 30, 2004, 2003 and 2002: Risk free interest rates of 3.12% in fiscal year 2004, 3.32% in fiscal year 2003 and 4.08% in fiscal year 2002, dividend yield of 0.0% for each year; weighted-average volatility factor of the expected market price of the Company's common stock of 55% for fiscal year 2004, 57% for fiscal year 2003 and 64% for fiscal year 2002; and an average holding period of 5 years for fiscal years 2004 and 2003, and 6 years for fiscal year 2002. During fiscal years 2004, 2003 and 2002, the weighted-average grant-date fair value of the stock options granted were $7.51, $5.51 and $8.30 per share, respectively.

If the compensation cost for the Company's stock options and the employee stock purchase plan had been determined based on the fair value at the date of grant, as prescribed in SFAS No. 123, the Company's net income and net income per share would have been as follows:

($ in thousands, except per share data)	2004	2003	2002
Net income, as reported	$13,791	$10,662	$13,235
Deduct total stock-based compensation, net of tax	(3,487)	(2,154)	(5,858)
Pro forma net income	$10,304	$8,508	$7,377
Pro forma net income per share:			
Basic	$0.40	$0.34	$0.30
Diluted	$0.38	$0.33	$0.29

As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on results of operations for future periods.

Derivatives/Financial Instruments

The Company utilizes derivative financial instruments to reduce currency exposures related to certain foreign denominated accounts receivable and intercompany payables. Derivatives are accounted for in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If the derivative instruments are designated as cash flow hedges, the corresponding changes in fair value are recorded in stockholders equity as a component of comprehensive income or expense.

From time to time, the Company enters into currency exchange contracts to hedge foreign currency exposures. These currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under FAS 133.

Realized gains or losses on currency exchange contracts, acquired for the purpose of reducing exposure to currency fluctuations associated with expected cash flows denominated in currencies other than functional currencies, are reflected in other income, in the consolidated statements of operations. Currency exchange contracts are marked to market with the unrealized gain or loss reflected in other income, in the consolidated statements of operations.

Recently Issued Accounting Standards

In November 2003, the EITF issued EITF No. 03-1. *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.* EITF No. 03-1 requires new tabular and narrative disclosure items effective for fiscal years ending after December 15, 2003. Companies are required to provide expanded information about their debt and marketable securities with market values below carrying values. The narrative information must include positive and negative information management considered in concluding the unrealized loss was not other-than-temporary and therefore was not recognized in earnings. The Company's adoption of ETIF No. 03-1 is not expected to require additional disclosure.

NOTE 3. ACQUISITIONS

Fiscal Year 2004

On March 1, 2004, the Company acquired the remaining outstanding shares of 3Clinical Research AG ("3C"), a clinical research organization with expertise in Phase I and Phase IIa Proof-Of-Concept studies in Berlin, Germany, for $11.7 million in cash. Prior to March 1, 2004, PAREXEL was a minority shareholder of 3C. In association with this transaction, the Company recorded as goodwill approximately $8.1 million of excess cost over the fair value of the interest in the net assets acquired. Pro forma results of 3C's operations have not been presented because the effect of this acquisition is not material.

During the first quarter of fiscal year 2004, the Company acquired an additional interest in FARMOVS for approximately $1.0 million. FARMOVS is a Clinical Pharmacology unit in South Africa. PAREXEL now has a 70% investment interest in FARMOVS.

Fiscal Year 2003

On January 31, 2003, the Company acquired 100% of the outstanding stock of FWPS Group Limited (FW Pharma), a provider of software for clinical trial management systems in Birmingham, United Kingdom, for approximately $11.9 million in the form of a combination of cash and shares of the Company's common stock. The Company originally issued an aggregate of 238,095 shares (valued at approximately $3.0 million) of its common stock to stockholders of FWPS Group Limited in connection with the acquisition. Of these shares, 32,854 shares were surrendered back to the Company by FW Pharma stockholders pursuant to the purchase price adjustment provisions in the purchase agreement between the parties. Under the agreement, the Company agreed to make additional payments of up to a maximum of $4.3 million in contingent purchase price if FW Pharma achieved certain established financial and non-financial targets through January 31, 2005. As of June 30, 2004, the Company had made an additional $0.7 million contingent purchase price payment in the form of cash and promissory notes. The remaining maximum contingent obligation is $2.4 million. The promissory notes were all paid in full by the Company as of August 18, 2004. In connection with this transaction, the Company recorded approximately $10.1 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

On October 28, 2002, the Company acquired the assets of Pracon & HealthIQ, a provider of specialized sales and marketing services based in Reston, Virginia and Orange, California, for approximately $1.7 million in cash. Pracon & HealthIQ was a division of Excerpta Medica, Inc. In connection with this transaction, the Company recorded approximately $1.6 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

Fiscal Year 2002

On July 1, 2001, the Company acquired EDYABE, a clinical research organization in Latin America, with offices in Argentina and Brazil, for approximately $1.6 million in cash. In connection with this transaction, the Company recorded approximately $1.4 million of excess cost over the fair value of the interest in the net assets acquired as goodwill.

NOTE 4. MARKETABLE SECURITIES

Available-for-sale securities included in marketable securities at June 30, 2004 and 2003, consisted entirely of municipal debt, agency securities and money market securities. At June 30, 2004, all available-for-sale securities were scheduled to mature on varying dates within two years.

The Company's investments are reflected at fair market value, which approximates amortized cost. During fiscal year 2004, gross realized gains were $2.6 million and gross realized losses were $3.7 million. During fiscal year 2003, gross realized gains were minimal and there were no gross realized losses. During fiscal year 2002, gross realized gains totaled $0.2 million and gross realized losses totaled $0.2 million.

NOTE 5. BILLED AND UNBILLED ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 2004 and 2003, consisted of the following:

($IN THOUSANDS)	2004	2003
Billed	$129,942	$147,411
Unbilled	96,229	81,328
Allowance for doubtful accounts	(4,215)	(6,013)
	$221,956	$222,726

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2004 and 2003, consisted of the following:

($IN THOUSANDS)	2004	2003
Owned assets:		
Computer and office equipment	$75,148	$67,374
Computer software	55,501	44,447
Leasehold improvements	23,435	20,147
Furniture and fixtures	17,825	20,084
Medical equipment	10,423	4,287
Buildings	4,453	4,202
Other	1,248	834
	188,033	161,375
Less: accumulated depreciation	(119,330)	(99,836)
	$68,703	$61,539
Assets held under capital lease:		
Computer software	525	525
Less: accumulated amortization	(245)	(140)
	280	385
	$68,983	$61,924

Depreciation and amortization expense relating to property and equipment was $24.4 million, $20.7 million, and $17.9 million, for the years ended June 30, 2004, 2003, and 2002, respectively. Depreciation expense for the year ended June 30, 2004 includes $0.7 million of accelerated depreciation due to changes in the estimated useful lives of leasehold improvements on abandoned leased facilities.

NOTE 7. RESTRUCTURING CHARGES

During the year ended June 30, 2004, the Company recorded restructuring charges totaling $10.8 million, consisting of $3.9 million for severance expense associated with the elimination of 157 managerial and staff positions, $5.6 million related to seven newly-abandoned leased facilities, and $1.3 million related to changes in assumptions for leased facilities, which were abandoned in June 2001. These amounts were recorded in March 2004.

During the year ended June 30, 2003, the Company recorded facilities-related restructuring charges totaling $9.4 million, as a result of changes in assumptions for leased facilities abandoned in June 2001. The changes in prior assumptions were caused by a further deterioration in challenging real estate market conditions, which made it difficult to sub-lease the abandoned facilities at previously estimated rental rates. In June 2001, the Company made certain reasonable assumptions based upon market conditions, which indicated that sub-lease payments for these abandoned facilities were probable. The June 2001 restructuring charge involved fourteen properties. The Company has been successful in exiting or subleasing eleven of those properties. After significant effort in trying to sub-lease the remaining properties in a time of a declining commercial real estate market, it became apparent to the Company during fiscal year 2003 that the original assumptions for the remaining three properties were no longer valid under current market conditions.

The Company did not record any restructuring charges in fiscal year 2002.

Fiscal years 2004, 2003, and 2002 activities against the restructuring accrual were as follows:

($IN THOUSANDS)	Balance at June 30, 2003	Gross Provisions	Payments/ Adjustments	Balance at June 30, 2004
Employee severance costs	$244	$3,875	$(2,616)	$1,503
Facilities related charge	8,506	6,921	(3,504)	11,923
	$8,750	$10,796	$(6,120)	$13,426

	Balance at June 30, 2002	Gross Provisions	Payments/ Adjustments	Balance at June 30, 2003
Employee severance costs	$1,176	-	$(932)	$244
Facilities related charge	2,125	9,374	(2,993)	8,506
	$3,301	$9,374	$(3,925)	$8,750

	Balance at June 30, 2001	Gross Provisions	Payments/ Adjustments	Balance at June 30, 2002
Employee severance costs	$2,785	-	$(1,609)	$1,176
Facilities related charge	5,709	-	(3,584)	2,125
Other charges	242	-	(242)	-
	$8,736	-	$(5,435)	$3,301

NOTE 8. CREDIT ARRANGEMENTS

The Company has a line of credit with ABN AMRO Bank, NV in the amount of Euro 12.0 million. This line-of-credit is not collateralized, is payable on demand, and bears interest at a rate ranging between 3% to 5%. The line of credit may be revoked or cancelled by the Bank at any time at its discretion. The Company primarily entered into this line-of-credit to facilitate business transactions with the Bank. At June 30, 2004, the Company had approximately Euro 12.0 million available under this line-of-credit.

The Company has other foreign lines-of-credit with banks totaling approximately $1.8 million. These lines are used as overdraft protection and bear interest at rates ranging from 4% to 6%. The lines of credit are payable on demand and are supported by PAREXEL International Corporation. At June 30, 2004, the Company had approximately $1.8 million available credit under these arrangements.

The Company has letter-of-credit agreements with banks totaling approximately $1.0 million guaranteeing performance under various operating leases and vendor agreements.

NOTE 9. STOCKHOLDERS' EQUITY

As of June 30, 2004 and 2003, there were 5,000,000 shares of preferred stock, $0.01 par value, authorized. Of the total shares authorized, 50,000 shares have been designated as Series A Junior Participating Preferred Stock, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine.

In September 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to $20 million of the Company's common stock. Repurchases are made in the open market subject to market conditions. As of June 30, 2004, the Company had acquired 1,306,100 shares at a total cost of $16.2 million. Subsequent to June 30, 2004, the Company used the remaining $3.8 million authorized under the plan to repurchased 200,500 shares of common stock. In total, the Company acquired 1,506,600 shares at a total cost of $20.0 million.

In December 2003, the Board of Directors of the Company approved the restoration of shares of common stock held as treasury shares to the status of authorized and unissued shares.

On September 9, 2004, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to $20 million of the Company's common stock to be repurchased in the open market subject to market conditions.

2003 Preferred Stock Rights

On March 27, 2003, the Company adopted a Shareholder Rights Plan. Under this Plan, one Right for each outstanding share was distributed to stockholders of record as of April 7, 2003. The Rights trade with the underlying common stock and initially are not exercisable. Subject to limited exceptions, the Rights will become exercisable if a person or a group acquires 20 percent or more of the Company's common stock or commences a tender offer for 20 percent or more of the Company's outstanding stock. If the Rights become exercisable, the type and amount of securities receivable upon exercise of each Right will depend on the circumstances at the time of exercise. Each Right will initially entitle each stockholder to purchase one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $98.00. The adoption of this Plan did not impact the Company's financial position or results of its operations.

NOTE 10. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan. Approximately 0.7 million, 1.9 million and 1.2 million shares issuable upon exercise of outstanding stock options were excluded from the calculation of diluted earnings per share for the fiscal years ended June 30, 2004, 2003 and 2002, respectively, because they were anti-dilutive.

The following table is a summary of shares used in calculating basic and diluted earnings per share:

	Years ended June 30,		
($IN THOUSANDS)	2004	2003	2002
Net income	$13,791	$10,662	$13,235
Weighted average number of shares outstanding, used in computing basic earnings per share	26,010	25,371	24,928
Dilutive common stock options	785	312	654
Weighted average shares used in computing diluted earnings per share	26,795	25,683	25,582
Basic earnings per share	$0.53	$0.42	$0.53
Diluted earnings per share	$0.51	$0.42	$0.52

NOTE 11. COMPREHENSIVE INCOME

Comprehensive income (loss) has been calculated by the Company in accordance with FASB No. 130 "Reporting Comprehensive Income". The reconciliation of the components of accumulated other comprehensive income (loss) was as follows:

($IN THOUSANDS)	Foreign currency translation	Unrealized gain on available for sale investments	Total
Balance as of June 30, 2001	$(17,631)	-	$(17,631)
Changes during the year	5,328	-	5,328
Balance as of June 30, 2002	$(12,303)	-	$(12,303)
Changes during the year	9,450	-	9,450
Balance as of June 30, 2003	$(2,853)	-	$(2,853)
Changes during the year	5,458	(98)	5,360-
Balance as of June 30, 2004	$2,605	$(98)	$2,507

NOTE 12. STOCK AND EMPLOYEE BENEFIT PLANS

The Stock Option Committee of the Board of Directors is responsible for administration of the Company's stock option plans and determines the term of each option, the option exercise price, the number of option shares granted, and the rate at which options become exercisable.

2001 Stock Incentive Plan

In September 2001, the Company adopted the 2001 Stock Incentive Plan, ("2001 Plan") which provides for the grant of incentive and non-qualified stock options for the purchase of up to an aggregate of 1,000,000 shares of common stock to employees, officers, directors, consultants, and advisors (and any individuals who have accepted an offer for employment) of the Company. Options under the 2001 Plan expire ten years from the date of grant and the vesting period may vary at the Board of Directors' discretion.

1998 Stock Plan

In February 1998, the Company adopted the 1998 Non-qualified, Non-officer Stock Option Plan (the "1998 Plan") which provides for the grant of non-qualified options to purchase up to an aggregate of 500,000 shares of common stock to any employee or consultant of the Company who is not an executive officer or director of the Company. In January 1999, the Company's Board of Directors approved an increase in the number of shares issuable under the 1998 Plan to 1,500,000 shares. Options under the 1998 Plan expire eight years from the date of grant and vest at dates ranging from the issuance date to five years.

1995 Stock Plan

The 1995 Stock Plan ("1995 Plan") provides for the grant of incentive and non-qualified stock options for the purchase of up to an aggregate of 3,028,674 shares of common stock to directors, officers, employees, and consultants to the Company. Options under the 1995 Plan expire eight years from the date of grant and vest over ninety days to five years.

Employee Stock Purchase Plans

In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, employees had the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase Plan), whichever was lower, up to specified limits. An aggregate of 600,000 shares could have been issued under the Purchase Plan. The Purchase Plan terminated in fiscal year 2000.

In March 2000, the Board of Directors of the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). Under the 2000 Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first day of each opening period or last day of each purchase period (as defined by the Purchase Plan), whichever is lower, up to specified limits. An aggregate of approximately 800,000 shares may be issued under the 2000 Purchase Plan.

During fiscal year 2004, there were 267,418 shares purchased at a range of $10.59 to $15.72 per share and during fiscal year 2003, there were 273,091 shares purchased at a range of $7.17 to $10.59 per share.

Stock Options of Subsidiary

In August 2000, Perceptive Informatics, Inc. ("Perceptive"), a majority owned subsidiary of the Company, adopted the 2000 Stock Incentive Plan ("the Perceptive Plan"), which was amended in March 2003 to grant rights to purchase up to an aggregate of 7,030,000 shares of Perceptive common stock. Under the Perceptive Plan, Perceptive may grant to its employees, officers, directors, consultants and advisors, options, restricted stock awards, or other stock-based awards. As of June 30, 2004 and 2003, Perceptive was not publicly traded and options to purchase 3,085,802 shares and 3,200,427 shares, respectively were outstanding under this plan and the options to purchase 101,375 shares had been exercised.

Summary Data for PAREXEL Stock Option Plans

Aggregate stock option activities for all plans, excluding the Perceptive Plan, for the three years ended June 30, 2004 were as follows:

	Options	Weighted Average Exercise Price
Outstanding at June 30, 2001	3,594,523	$15.76
Granted	876,000	$13.19
Exercised	(130,324)	$8.41
Canceled	(325,629)	$17.79
Outstanding at June 30, 2002	4,014,570	$15.20
Granted	129,000	$11.19
Exercised	(138,061)	$9.23
Canceled	(346,148)	$17.81
Outstanding at June 30, 2003	3,659,361	$15.05
Granted	485,420	$17.13
Exercised	(502,534)	$9.86
Canceled	(396,822)	$18.80
Outstanding at June 30, 2004	3,245,425	$15.70
Exercisable at June 30, 2002	1,830,609	
Exercisable at June 30, 2003	2,251,228	
Exercisable at June 30, 2004	2,156,845	
Available for future grant at June 30, 2004	1,310,671	

Summary information related to options outstanding and exercisable as of June 30, 2004 was as follows:

	Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of June 30, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable as of June 30, 2004	Weighted Average Exercise Price
$ 7.5621 - $11.3430	725,727	3.9	$9.51	604,690	$9.51
$11.3431 - $15.1240	1,295,322	5.0	$12.72	795,667	$12.63
$15.1241 - $18.9050	519,515	6.8	$17.07	68,627	$17.02
$18.9051 - $22.6860	231,441	2.9	$21.21	214,441	$21.29
$22.6861 - $26.4670	87,770	1.7	$24.42	87,770	$24.42
$26.4671 - $30.2480	172,450	1.9	$27.09	172,450	$27.09
$30.2481 - $34.0290	164,400	1.1	$31.80	164,400	$31.80
$34.0291 - $37.8100	48,800	1.8	$36.21	48,800	$36.21
	3,245,425			2,156,845	

401(k) PLAN

The Company sponsors an employee savings plan ("the Plan") as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options and PAREXEL stock. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period subject to an annual cap of $3,000. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were $2.7 million, $2.8 million and $2.6 million, for the years ended June 30, 2004, 2003, and 2002, respectively.

NOTE 13. FINANCIAL INSTRUMENTS

As of June 30, 2004 and 2003, the Company had entered into currency exchange contracts to exchange Euro and British Pounds for U.S. dollars. The notional contract amount of outstanding currency exchange contracts was approximately $10.4 million and $28.3 million at June 30, 2004 and 2003, respectively.

While it is not the Company's intention to terminate the above derivative financial instruments, fair values were estimated based on market rates, which represented the amounts that the Company would receive or pay if the instruments were terminated at the balance sheet date. The fair values of currency exchange contracts were approximately $2 thousand at June 30, 2004 and $150 thousand at June 30, 2003.

At June 30, 2004, maturities of the Company's currency exchange contracts ranged from one to four months.

NOTE 14. INCOME TAXES

Domestic and foreign income (loss) before income taxes for the three years ended June 30, were as follows:

($IN THOUSANDS)	2004	2003	2002
Domestic	$(1,120)	$1,743	$23,413
Foreign	24,563	16,744	(479)
	$23,443	$18,487	$22,934

Provisions for income taxes for the three years ended June 30, were as follows:

($IN THOUSANDS)	2004	2003	2002
Current:			
Federal	$(585)	$5,209	$8,512
State	531	1,027	3,060
Foreign	4,303	4,393	2,849
	4,249	10,629	14,421
Deferred:			
Federal	(493)	(2,714)	(4,351)
State	(43)	(409)	(89)
Foreign	5,601	(256)	(968)
	5,064	(3,379)	(5,408)
	$9,313	$7,250	$9,013

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

($IN THOUSANDS)	2004	%	2003	%	2002	%
Income tax expense computed at the federal statutory rate	$8,206	35.0%	$6,470	35.0%	$8,027	35.0%
State income taxes, net of federal benefit	359	1.5%	408	2.2%	1,989	8.7%
Foreign rate differential	594	2.5%	(956)	-5.2%	(344)	-1.5%
Foreign permanent tax adjustments	(1,417)	-6.0%	(780)	-4.2%	(109)	-0.5%
U.S. permanent tax adjustments	(56)	-0.2%	21	0.1%	(2,928)	-12.8%
Change in valuation allowances	2,816	12.0%	1,911	10.3%	2,625	11.4%
Tax accrual reduction	(1,317)	-5.6%	-	-	-	-
Other	128	0.5%	176	1.0%	(247)	-1.1%
	$9,313	39.7%	$7,250	39.2%	$9,013	39.3%

During fiscal year 2004, the Company released $1.3 million of tax accruals in conjunction with the resolution of certain outstanding tax issues and the favorable results of various tax audits. Without the release of these reserves, the Company's effective income tax rate would have been higher.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.

Significant components of the Company's net deferred tax assets as of June 30, 2004 and 2003 were as follows:

($IN THOUSANDS)	2004	2003
Deferred tax assets:		
Foreign loss carryforwards	$11,675	$8,749
Accrued expenses	26,218	25,361
Allowance for doubtful accounts	721	484
Unbilled accounts receivable	16,907	14,840
Other	83	81
Gross deferred tax assets	55,604	49,515
Deferred tax asset valuation allowance	(15,734)	(11,868)
Total deferred tax assets	39,870	37,647
Deferred tax liabilities:		
Property and equipment	(14,543)	(9,031)
Deferred contract profit	(3,849)	(2,687)
Other	(4,132)	(1,513)
Total deferred tax liabilities	(22,524)	(13,231)
	$17,346	$24,416

The net deferred tax assets and liabilities included in the consolidated balance sheets as of June 30, 2004 and 2003 were as follows:

($IN THOUSANDS)	2004	2003
Current deferred tax assets	$29,710	$27,604
Non-current deferred tax assets	10,160	10,043
Current deferred tax liabilities	(4,424)	(2,557)
Non-current deferred tax liabilities	(18,100)	(10,674)
	$17,346	$24,416

The Company has foreign tax loss carryforwards, tax effected, of approximately $11.7 million that are available to offset future liabilities for foreign income taxes. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for certain future foreign income tax benefits related to income tax loss carryforwards and temporary tax adjustments based on an assessment that it is more likely than not that these benefits will not be realized. In fiscal year 2004, the valuation allowance increased by $3.9 million. As of June 30, 2004, $15.7 million of future tax rate benefit remains. The ultimate realization of this benefit is dependent upon the generation of sufficient taxable income in respective jurisdictions.

NOTE 15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company leases its facilities under operating leases that include renewal and escalation clauses. Total rent expense, net of sublease income was $34.0 million, $30.2 million, and $25.4 million for fiscal years 2004, 2003 and 2002, respectively. Future minimum lease payments due under non-cancelable leases are as follows:

($IN THOUSANDS)	2005	2006	2007	2008	2009	Thereafter	Total
Operating leases	$30,250	$26,330	$23,006	$21,058	$16,873	$53,985	$171,502
Less: sublease income	(724)	(397)	(308)	(308)	(280)	(969)	(2,986)
Total	$29,526	$25,933	$22,698	$20,750	$16,593	$53,016	$168,516

In association with the FW Pharma acquisition as discussed in Note 3, the Company is obligated to make a maximum additional payments of $2.4 million in contingent purchase price if FW Pharma achieves certain established financial targets through January 31, 2005.

The Company has letter-of-credit agreements with banks totaling approximately $1.0 million guaranteeing performance under various operating leases and vendor agreements.

NOTE 16. RELATED PARTY TRACTIONS

During the third quarter of fiscal year 2004, the Company disposed of a small business by closing an asset sale arrangement with a former non-officer employee. In association with the transaction, the buyer issued a four-year promissory note to the Company. Payments on the promissory note are due on a quarterly basis, commencing on June 30, 2004. All gains and losses from this transaction have been deferred until the promissory note is paid in full.

During the first quarter of fiscal year 2004, an officer of the Company exercised a stock option for 60,000 shares of the Company's common stock and surrendered to the Company 25,714 shares of the Company's common stock as payment of the exercise price. The shares surrendered were owned by the officer for more than six months and their value was set by the closing price per share of the Company's common stock as quoted on the NASDAQ National Market for the last trading day immediately preceding the date of exercise. The officer elected to defer receipt of 34,286 of the option shares exercised pursuant to the Company's Non-Qualified Deferred Compensation Plan. There was no compensation expense recorded in association with this transaction and all of the shares of common stock are issued and outstanding.

The Company contributed the shares of stock of FWPS Group Limited, a company organized under the laws of the United Kingdom, which it acquired in January 2003, to its majority owned subsidiary, Perceptive Informatics, Inc., in July 2003. Perceptive issued shares of common stock to PAREXEL International Trust, a wholly owned subsidiary of the Company, as consideration for this contribution. As a result of the transaction, the Company's ownership in Perceptive increased from 97.4% to 98.2% in July 2003. Certain executive officers and directors of the Company own 0.87% of the issued and outstanding common stock of Perceptive. The terms of this transactions were approved by an independent committee of the Board of Directors of the Company, the member of which neither serve as Director of, nor own any shares of stock of Perceptive and using a valuation prepared by an independent third party.

During the years ended June 30, 2004 and 2003, certain members of the Company's Board of Directors were affiliated with certain companies in which PAREXEL is a minority shareholder. The total sum of all of these investments by PAREXEL was $0.9 million.

NOTE 17. GEOGRAPHIC AND SEGMENT INFORMATION

Financial information by geographic area for the three years ended June 30, 2004, 2003 and 2002 were as follows:

($IN THOUSANDS)	2004	2003	2002
Service revenue:			
United States	$247,345	$265,564	$252,552
Europe	276,089	235,612	178,357
Asia and Other	23,782	21,137	20,552
	$547,216	$522,313	$451,461
Income (loss) from operations:			
United States	$(1,774)	$8,397	$18,690
Europe	25,344	16,916	3,831
Asia and Other	1,036	(4,708)	(2,028)
	$24,606	$20,605	$20,493
Tangible Long-lived assets:			
United States	$3,064	$2,187	$2,206
Europe	2,521	3,375	2,484
Asia and Other	1,148	1,065	940
	$6,733	$6,627	$6,033

The Company is managed through four business segments, namely, CRS, PCG, MMS and Perceptive. CRS constitutes the Company's core business and includes clinical trials management and biostatistics and data management, as well as related medical advisory and investigator site services. PCG provides technical expertise in such disciplines as clinical pharmacology, regulatory affairs, industry training, publishing, and management consulting. PCG consultants identify alternatives and propose solutions to address clients' product development, registration, and commercialization issues. MMS provides a full spectrum of market development, product development, and targeted communications services in support of product launch. MMS also provides health policy consulting and strategic reimbursement services. Perceptive provides information technology solutions designed to improve clients' product development processes. Perceptive offers a portfolio of services that include the medical imaging services, IVRS, CTMS, web-based portals, systems integration, and patient diary applications.

The Company evaluates its segment performance and allocates resources based on service revenue and gross profit (service revenue less direct costs), while other operating costs are evaluated on a geographical basis. Accordingly, the Company does not include selling, general, and administrative expenses, depreciation and amortization expense, interest income (expense), other income (expense), and income tax expense in segment profitability. The accounting policies of the segments are the same as those described in Note 2. Furthermore, the Company attributes revenue to individual countries based upon the number of hours of services performed in the respective countries and inter-segment transactions are not included in service revenue.

The Company evaluates its assets (including long-lived assets) on a geographic basis because it has a global infrastructure supporting all four business segments.

($IN THOUSANDS)	CRS	PCG	MMS	PERCEPTIVE	TOTAL
Service revenue:					
2004	$309,341	$113,117	$88,785	$35,973	$547,216
2003	$312,847	$100,813	$83,853	$24,800	$522,313
2002	$261,727	$94,534	$75,213	$19,987	$451,461
Gross profit on service revenue:					
2004	$122,633	$27,645	$23,872	$17,003	$191,153
2003	$116,879	$20,502	$28,112	$9,644	$175,137
2002	$90,965	$21,393	$26,280	$4,114	$142,752

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PAREXEL International Corporation:

We have audited the accompanying consolidated balance sheets of PAREXEL International Corporation and its subsidiaries as of June 30, 2004 and June 30, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PAREXEL International Corporation and its subsidiaries at June 30, 2004 and June 30, 2003, and the consolidated results of their operations, and cash flows for each of the three years in the period ended June 30, 2004 in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Boston, Massachusetts
August 30, 2004

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES.

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2004. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that, as of June 30, 2004, the Company's disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company's chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to this item may be found under the captions "Elections of Directors," "Corporate Governance", "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2004 Annual Meeting of Stockholders. Such information is incorporated herein by reference. The Company has adopted a code of ethics, the PAREXEL International Corporation Code of Business Conduct and Ethics, which applies to the conduct of the Company's officers, directors and employees.

CODE OF ETHICS

The Company has adopted a code of business conduct and ethics applicable to all of its employees, including its principal executive officers and principal financial officer. The code of business conduct and ethics is available on the Company's website ( ) under the category "Investor Relations-Corporate Governance".

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item may be found under the captions "Directors' Compensation," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," "Employment Agreements," "Stock Performance Graph" and "Compensation Committee and Committee Report on Executive Compensation" in the Proxy Statement for the Company's 2004 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item may be found under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement for the Company's 2004 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item may be found under the captions "Certain Relationships and Related Transactions" in the Proxy Statement for the Company's 2004 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to this item may be found under the caption "Fees Paid to Independent Auditors" in the Proxy Statement for the Company's 2004 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(A) The following documents are filed as part of this report:

(1) FINANCIAL STATEMENTS

The following financial statements and supplementary data are included in Item 8 of this annual report:

Financial Statement Schedules and Exhibits to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of the Financial Statement Schedules and Exhibits is available free of charge upon written request to: Investor Relations, PAREXEL International, 195 West Street, Waltham, MA 02451.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAREXEL INTERNATIONAL CORPORATION

By: /s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

Dated: September 10, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title(s)	Date
/s/ Josef H. von Rickenbach Josef H. von Rickenbach	Chairman of the Board and Chief Executive Officer (principal executive officer)	September 10, 2004
/s/ James F. Winschel, Jr. James F. Winschel, Jr.	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	September 10, 2004
/s/ A. Dana Callow, Jr. A. Dana Callow, Jr.	Director	September 10, 2004
A. Joseph Eagle	Director	
/s/ Patrick J. Fortune Patrick J. Fortune	Director	September 10, 2004
/s/ Richard L. Love Richard L. Love	Director	September 10, 2004
/s/ Serge Okun Serge Okun	Director	September 10, 2004
/s/ William U. Parfet William U. Parfet	Director	September 10, 2004

CERTIFICATION

I, Josef H. von Rickenbach, certify that:

1. I have reviewed this annual report on Form 10-K of PAREXEL International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986].

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 10, 2004

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
(principal executive officer)

CERTIFICATION

I, James F. Winschel, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of PAREXEL International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986].

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 10, 2004

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
(principal financial officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of PAREXEL International Corporation (the "Company") for the period ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Josef H. von Rickenbach, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 10, 2004

/s/ Josef H. von Rickenbach
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to PAREXEL International Corporation and will be retained by PAREXEL International Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of PAREXEL International Corporation (the "Company") for the period ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, James F. Winschel, Jr., Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 10, 2004

/s/ James F. Winschel, Jr.
James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to PAREXEL International Corporation and will be retained by PAREXEL International Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION

PAREXEL
International Corporation
195 West Street
Waltham, Massachusetts
02451-1163
Telephone: (781) 487-9900
Facsimile: (781) 487-0525
Website: www.parexel.com

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held at 2:30PM on Thursday, December 16, 2004 at the Museum of Our National Heritage, Lexington, MA.

Stock Listing

Nasdaq National Market
Symbol: PRXL

SEC Reports

Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available upon request from:

PAREXEL
International Corporation
Investor Relations
195 West Street
Waltham, Massachusetts
02451-1163
Telephone: (781) 434-4118
Facsimile: (781) 487-9931

Transfer Agent and Registrar

EquiServe
P.O. Box 43010
Providence, RI 02940-3010
(816) 843-4299
www.EquiServe.com

Independent Accountants

Ernst & Young
Boston, Massachusetts

Legal Counsel

Wilmer Cutler Pickering Hale and Dorr LLP
Boston, Massachusetts

Office Locations

North America
San Diego, California
Toronto, Ontario, Canada
Boulder, Colorado
Stamford, Connecticut
Atlanta Georgia
Chicago, Illinois
Baltimore, Maryland
Lowell, Massachusetts
Waltham, Massachusetts
Bedminster, New Jersey
Hackensack, New Jersey
Durham, North Carolina
Media, Pennsylvania
Centreville, Virginia

Europe
Wavre, Belgium
Prague, Czech Republic
Hoersholm, Denmark
Espoo, Finland
Montpellier, France
Orléans, France
Paris, France
Poitiers, France
Berlin, Germany
Frankfurt, Germany
Freiburg, Germany
Hennigsdorf, Germany
Budapest, Hungary
Milan, Italy
Vilnius, Lithuania
Amsterdam, Netherlands
Lillestrøm, Norway
Warsaw, Poland
Bucharest, Romania
Moscow, Russia
Barcelona, Spain
Madrid, Spain
Stockholm, Sweden
Kiev, Ukraine
Harrow, United Kingdom
London, United Kingdom
Oxford, United Kingdom
Sheffield, United Kingdom
Worthing, United Kingdom

Asia Pacific/
Middle East/Africa
Sydney, Australia
Tel Aviv, Israel
Kobe, Japan
Tokyo, Japan
Bloemfontein, South Africa

South America
Buenos Aires, Argentina
Sao Paolo, Brazil
Santiago, Chile

Forward-looking Statements

This report contains certain "forward-looking statements" concerning projected future financial performance and expected plans for future operations to assist investors in gaining a better understanding of the Company. For a discussion of factors which could cause results to differ materially from such statements, please refer to the section entitled "Risk Factors" under "Item 1. Business" in the Form 10-K included in this Annual Report.

Board of Directors

A. Dana Callow, Jr.
Managing General Partner
Boston Millennia Partners

A. Joseph Eagle
Chairman
Blackspot Interactive Limited

Patrick J. Fortune, Ph.D.
Partner
Boston Millennia Partners
Executive Chairman
Knowledge Impact Systems, Inc.

Richard L. Love
Chief Operating Officer
Translational Genomics Research Institute (TGen)

Serge Okun
Individual Investor

William U. Parfet
Chairman of the Board and Chief Executive Officer
MPI Research, Inc.

Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
PAREXEL International Corporation

Officers

Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer

Carl A. Spalding
President and Chief Operating Officer

James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

Michael E. Woehler, Ph.D.
President, Clinical Research

Andrew L. Smith
President, Medical Marketing

Kurt A. Brykman
President,
PAREXEL Consulting

Mark A. Goldberg, M.D.
President,
Perceptive Informatics, Inc.

Ulf Schneider, Ph.D.
Senior Vice President and Chief Administrative Officer

Susan H. Alexander
Senior Vice President, General Counsel, and Secretary

PAREXEL.

PAREXEL International Corporation
195 West Street
Waltham, MA 02451-1163
781.487.9900 t
781.487.0525 f
www.parexel.com